Consolidated financial statements of Rosneft Oil Company as at and for the years ended December 31, 2020 (unaudited) and 2019

A member firm of Ernst & Young Global Limited Ernst & Young LLC Sadovnicheskaya Nab., 77, bld. 1 Moscow, 115035, Russia Tel: +7 (495) 705 9700 +7 (495) 755 9700 Fax: +7 (495) 755 9701 www.ey.com/ru ООО «Эрнст энд Янг» Россия, 115035, Москва Садовническая наб., 77, стр. 1 Тел.: +7 (495) 705 9700 +7 (495) 755 9700 Факс: +7 (495) 755 9701 ОКПО: 59002827 ОГРН: 1027739707203 ИНН: 7709383532 Report of independent auditors To the Shareholders and Board of Directors of Rosneft Oil Company We have audited the accompanying consolidated financial statements of Rosneft Oil Company, which comprise the consolidated balance sheet as of December 31, 2019, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, and the related notes to the consolidated financial statements. Management’s responsibility for the financial statements Management is responsible for the preparation and fair presentation of these financial statements in conformity with International Financial Reporting Standards; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error. Auditor’s responsibility Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

A member firm of Ernst & Young Global Limited Opinion In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rosneft Oil Company at December 31, 2019, and the consolidated results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards. Other matters The accompanying financial statements for 2020 were not audited by us and, accordingly, we do not express an opinion on them. /s/ Ernst & Young LLC Moscow, Russia March 27, 2020 (except for the effects of finalized purchase price allocation of 2019 acquisitions described in Note 7, as to which the date is March 22, 2021)

Rosneft Oil Company Consolidated balance sheet (in billions of Russian rubles) The accompanying notes to the consolidated financial statements are an integral part of these statements. As of December 31, Notes 2020 (unaudited) 2019* ASSETS Current assets Cash and cash equivalents 18 806 228 Restricted cash 18 17 10 Other short-term financial assets 19 817 501 Accounts receivable 20 468 620 Bank loans granted 131 130 Inventories 21 361 438 Prepayments and other current assets 22 322 469 Total current assets 2,922 2,396 Non-current assets Property, plant and equipment 23 10,401 8,706 Right-of-use assets 24 155 160 Intangible assets 25 80 66 Other long-term financial assets 26 275 229 Investments in associates and joint ventures 27 846 801 Bank loans granted 363 291 Deferred tax assets 15 54 33 Goodwill 25 82 93 Other non-current non-financial assets 28 172 171 Total non-current assets 12,428 10,550 Total assets 15,350 12,946 LIABILITIES AND EQUITY Current liabilities Accounts payable and accrued liabilities 29 1,546 1,162 Loans and borrowings and other financial liabilities 30 798 795 Income tax liabilities 14 23 Other tax liabilities 31 301 379 Provisions 32 68 55 Prepayment on long-term oil and petroleum products supply agreements 33 357 332 Other current liabilities 8 9 Total current liabilities 3,092 2,755 Non-current liabilities Loans and borrowings and other financial liabilities 30 3,810 3,033 Deferred tax liabilities 15 1,072 843 Provisions 32 437 343 Prepayment on long-term oil and petroleum products supply agreements 33 1,401 750 Other non-current liabilities 34 51 73 Total non-current liabilities 6,771 5,042 Equity Share capital 36 1 1 Treasury shares 36 (370) – Additional paid-in capital 1,100 635 Reserve for foreign exchange differences on translation of foreign operations (66) (185) Other funds and reserves 34 31 Retained earnings 36 4,007 4,032 Rosneft shareholders’ equity 4,706 4,514 Non-controlling interests 16 781 635 Total equity 5,487 5,149 Total liabilities and equity 15,350 12,946 * Certain amounts have been restated to reflect the effects of finalized purchase price allocation of 2019 acquisitions (Note 7).

Rosneft Oil Company Consolidated statement of profit or loss (in billions of Russian rubles, except earnings per share data, and share amounts) The accompanying notes to the consolidated financial statements are an integral part of these statements. For the years ended December 31, Notes 2020 (unaudited) 2019* Revenues and equity share in profits of associates and joint ventures Oil, gas, petroleum products and petrochemicals sales 8 5,628 8,490 Support services and other revenues 77 86 Equity share in profits of associates and joint ventures 27 52 100 Total revenues and equity share in profits of associates and joint ventures 5,757 8,676 Costs and expenses Production and operating expenses 767 715 Cost of purchased oil, gas, petroleum products, goods for retail and refining costs 691 1,566 General and administrative expenses 127 200 Transportation costs and other commercial expenses 661 733 Exploration expenses 15 11 Depreciation, depletion and amortization 23-25 663 687 Taxes other than income tax 9 2,121 2,666 Export customs duty 10 334 793 Total costs and expenses 5,379 7,371 Operating income 378 1,305 Finance income 11 95 143 Finance expenses 12 (220) (227) Other income 13 533 11 Other expenses 13 (463) (156) Foreign exchange differences (163) 64 Realized foreign exchange differences on hedge instruments 6 2 (146) Income before income tax 162 994 Income tax benefit/(expense) 15 19 (192) Net income 181 802 Net income attributable to: - Rosneft shareholders 147 705 - non-controlling interests 16 34 97 Net income attributable to Rosneft shareholders per common share (in RUB) – basic and diluted 17 14.88 66.52 Weighted average number of shares outstanding (millions) 9,876 10,598 * Certain amounts have been restated to reflect the effects of finalized purchase price allocation of 2019 acquisitions (Note 7).

Rosneft Oil Company Consolidated statement of comprehensive income (in billions of Russian rubles) The accompanying notes to the consolidated financial statements are an integral part of these statements. For the years ended December 31, Notes 2020 (unaudited) 2019* Net income 181 802 Other comprehensive income – to be reclassified to profit or loss in subsequent periods Foreign exchange differences on translation of foreign operations 119 (88) Foreign exchange cash flow hedges 6 (2) 146 Income from changes in fair value of debt financial assets at fair value through other comprehensive income 3 5 Increase in loss allowance for expected credit losses on debt financial assets at fair value through other comprehensive income 1 1 Equity share in other comprehensive loss of associates (1) (4) Income tax related to other comprehensive income – to be reclassified to profit or loss in subsequent periods 6 – (29) Total other comprehensive income – to be reclassified to profit or loss in subsequent periods, net of tax 120 31 Other comprehensive income – not to be reclassified to profit or loss in subsequent periods Income from changes in fair value of equity financial assets at fair value through other comprehensive income 3 7 Income tax related to other comprehensive income – not to be reclassified to profit or loss in subsequent periods (1) (1) Total other comprehensive income – not to be reclassified to profit or loss in subsequent periods, net of tax 2 6 Total comprehensive income, net of tax 303 839 Total comprehensive income, net of tax, attributable to: - Rosneft shareholders 269 742 - non-controlling interests 34 97 * Certain amounts have been restated to reflect the effects of finalized purchase price allocation of 2019 acquisitions (Note 7).

Rosneft Oil Company

Consolidated statement of changes in equity

(in billions of Russian rubles, except share amounts)

	Number of shares (millions)	Share capital	Treasury shares	Additional paid-in capital	Reserve for foreign exchange differences on translation of foreign operations	Other funds and reserves*	Retained earnings	Rosneft share-holders' equity	Non-controlling interests	Total equity
Balance at January 1, 2019	10,598	1	–	633	(97)	(94)	3,610	4,053	624	4,677
Net income	–	–	–	–	–	–	705	705	97	802
Other comprehensive (loss)/income	–	–	–	–	(88)	125	–	37	–	37
Total comprehensive (loss)/income	–	–	–	–	(88)	125	705	742	97	839
Dividends declared (Note 36)	–	–	–	–	–	–	(283)	(283)	(99)	(382)
Change of interest in subsidiaries	–	–	–	1	–	–	–	1	3	4
Other movements (Note 16)	–	–	–	1	–	–	–	1	10	11
Balance at December 31, 2019	10,598	1	–	635	(185)	31	4,032	4,514	635	5,149
Net income	**–**	**–**	**–**	**–**	**–**	**–**	**147**	**147**	**34**	**181**
Other comprehensive income	**–**	**–**	**–**	**–**	**119**	**3**	**–**	**122**	**–**	**122**
Total comprehensive income	**–**	**–**	**–**	**–**	**119**	**3**	**147**	**269**	**34**	**303**
Dividends declared (Note 36)	**–**	**–**	**–**	**–**	**–**	**–**	**(172)**	**(172)**	**(63)**	**(235)**
Acquisition of treasury shares (Note 36)	**(1,098)**	**–**	**(370)**	**–**	**–**	**–**	**–**	**(370)**	**–**	**(370)**
Change of interest in subsidiaries (Note 16)	**–**	**–**	**–**	**469**	**–**	**–**	**–**	**469**	**174**	**643**
Disposal of subsidiaries	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**1**	**1**
Other movements (Note 16)	**–**	**–**	**–**	**(4)**	**–**	**–**	**–**	**(4)**	**–**	**(4)**
Balance at December 31, 2020 (unaudited)	**9,500**	**1**	**(370)**	**1,100**	**(66)**	**34**	**4,007**	**4,706**	**781**	**5,487**

* Other funds and reserves include a reserve for changes in fair value of equity and debt financial assets at fair value through other comprehensive income, a reserve for expected credit losses on such debt financial assets, a reserve for equity share in other comprehensive income of associates and joint ventures, and a reserve for foreign exchange cash flow hedges.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Rosneft Oil Company Consolidated statement of cash flows (in billions of Russian rubles) The accompanying notes to the consolidated financial statements are an integral part of these statements. For the years ended December 31, Notes 2020 (unaudited) 2019 Operating activities Net income 181 802 Adjustments to reconcile net income to net cash provided by operating activities Depreciation, depletion and amortization 23-25 663 687 Loss on disposal of non-current assets 13 15 16 Dry hole costs 8 3 Offset of prepayments received on oil and petroleum products long term supply agreements 33 (300) (344) Offset of prepayments made on oil and petroleum products long term supply agreements 9 138 Foreign exchange gain on non-operating activities 252 (105) Realized foreign exchange differences on hedge instruments 6 (2) 146 Offset of other financial liabilities (160) (172) Equity share in profits of associates and joint ventures 27 (52) (100) Changes in provisions for financial assets (14) 41 Non-cash income from acquisitions and sales, net (512) – Loss from changes in reserves and impairment of assets 388 108 Finance expenses 12 220 227 Finance income 11 (95) (143) Income tax (income)/expense 15 (19) 192 Changes in operating assets and liabilities Decrease/(increase) in accounts receivable, gross 46 (139) Decrease/(increase) in inventories 48 (43) (Increase)/decrease in restricted cash (7) 2 Decrease/(increase) in prepayments and other current assets 58 (58) Increase in long-term prepayments made on oil and petroleum products supply agreements including current portion (12) (67) (Decrease)/increase in accounts payable and accrued liabilities (73) 14 (Decrease)/increase in other tax liabilities (78) 49 Decrease in other current liabilities (3) (9) Increase in other non-current liabilities – 3 (Decrease)/increase in current reserves (3) 2 Proceeds under long-term oil and petroleum products supply agreements 1,004 – Interest paid on long-term prepayment received on oil and petroleum products supply agreements (14) (8) Net increase in operating assets of subsidiary banks (34) (61) Net increase in operating liabilities of subsidiary banks 227 4 Net cash provided by operating activities before income tax and interest 1,741 1,185 Income tax payments (126) (202) Interest received 98 77 Dividends received 32 50 Net cash provided by operating activities 1,745 1,110

Rosneft Oil Company Consolidated statement of cash flows (continued) (in billions of Russian rubles) The accompanying notes to the consolidated financial statements are an integral part of these statements. For the years ended December 31, Notes 2020 (unaudited) 2019 Investing activities Capital expenditures (785) (854) Acquisition of licenses and auction fee payments (4) (11) Acquisition of short-term financial assets (378) (93) Proceeds from sale of short-term financial assets 100 240 Proceeds from sale of long-term financial assets 13 12 Acquisition of long-term financial assets (51) (18) Acquisition of interest and additional capital contribution to the associates and joint ventures (4) (4) Acquisition of interest in subsidiaries, net of cash acquired, and joint arrangements 7 (633) (12) Proceeds from sale of interest in subsidiaries, net of cash acquired 31 5 Proceeds from sale of property, plant and equipment 17 6 Net cash used in investing activities (1,694) (729) Financing activities Proceeds from short-term loans and borrowings 623 401 Repayment of short-term loans and borrowings (797) (689) Proceeds from long-term loans and borrowings 1,218 393 Repayment of long-term loans and borrowings (588) (540) Proceeds from other financial liabilities 54 185 Repayment of other financial liabilities (107) (57) Interest paid (256) (280) Repurchase of bonds (29) – Proceeds from sale of non-controlling share in subsidiary 16 644 – Other financing received 3 12 Dividends paid to Rosneft shareholders 36 (172) (283) Dividends paid to non-controlling shareholders (63) (99) Net cash provided by / (used in) financing activities 530 (957) Net increase/(decrease) in cash and cash equivalents 581 (576) Cash and cash equivalents at the beginning of the year 18 228 832 Effect of foreign exchange on cash and cash equivalents (3) (28) Cash and cash equivalents at the end of the year 18 806 228

Rosneft Oil Company Notes to the consolidated financial statements December 31, 2020 (all amounts in tables are in billions of Russian rubles, except as noted otherwise) 1. General Public Joint Stock Company (“PJSC”) Rosneft Oil Company (“Rosneft”) and its subsidiaries (collectively, the “Company”) are principally engaged in exploration, development, production and sale of crude oil and gas and refining, transportation and sale of petroleum products in the Russian Federation and in certain international markets. Rosneft State Enterprise was incorporated as an open joint stock company on December 7, 1995. All assets and liabilities previously managed by Rosneft State Enterprise were transferred to the Company at their book value effective on that date together with ownership rights to other privatized oil and gas companies belonging to the Government of the Russian Federation (the “State”). The transfer of assets and liabilities was made in accordance with Russian Government Resolution No. 971 dated September 29, 1995, On the Transformation of Rosneft State Enterprise into Open Joint Stock Company “Oil Company Rosneft”. These transfers involved the reorganization of assets under the common control of the State and, accordingly, were accounted for at their book value. In 2005, the State contributed the shares of Rosneft to the share capital of JSC ROSNEFTEGAS. As of December 31, 2005, 100% of the shares of Rosneft less one share were owned by JSC ROSNEFTEGAS and one share was owned by the Russian Federation Federal Agency for the Management of Federal Property. Subsequently, JSC ROSNEFTEGAS’s ownership interest decreased through the additional issue of shares during Rosneft’s Initial Public Offering (“IPO”) in Russia, an issue of Global Depository Receipts (“GDR”) for shares on the London Stock Exchange and the share swap between Rosneft and certain subsidiaries in 2006. As of December 31, 2020 JSC ROSNEFTEGAS’s owned 40.4% shares in Rosneft. Under Russian legislation, natural resources, including oil, gas, precious metals and minerals and other commercial minerals situated in the territory of the Russian Federation, are the property of the State until they are extracted. Law of the Russian Federation No. 2395-1, On Subsurface Resources, regulates relations arising in connection with the geological study, development and extraction, use and protection of subsurface resources in the territory of the Russian Federation. Pursuant to the law, subsurface resources may be developed only on the basis of a license. A license is issued by the regional governmental body and contains information on the site to be developed and the period of activity, as well as financial and other conditions. The Company holds licenses issued by competent authorities for the geological study, exploration and development of oil and gas blocks, fields, and shelf in areas within Russian Federation where its subsidiaries are located. The Company is subject to export quotas set by the Russian Federation State Pipeline Commission to allow equal access to the limited capacity of the oil pipeline system owned and operated by PJSC AK Transneft. The Company exports certain quantities of crude oil through bypassing the PJSC AK Transneft system thus achieving higher export capacity. The remaining production is processed at the Company’s and third parties’ refineries for further sale on domestic and international markets. 2. Basis of preparation These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, including all International Financial Reporting Standards (“IFRS”) and Interpretations issued by the International Accounting Standards Board (“IASB”) and effective in the reporting period, and are fully compliant therewith. These consolidated financial statements have been prepared on a historical cost basis, except certain financial assets and liabilities measured at fair value (Note 37).

2. Basis of preparation (continued) Rosneft and its subsidiaries maintain their books and records in accordance with statutory accounting and taxation principles and practices applicable in respective jurisdictions. These consolidated financial statements were derived from the Company’s statutory books and records. In course of preparation of these consolidated financial statements the Company’s management considered the current international economic environment including complex of uncertainties due to COVID-19 pandemic. These consolidated financial statements were prepared on a going concern basis. The Company’s consolidated financial statements are presented in billions of Russian rubles (“RUB”), unless otherwise indicated. The consolidated financial statements were approved and authorized for issue by the Chief Executive Officer of the Company on February 12, 2021. Subsequent events have been evaluated through February 12, 2021, the date these consolidated financial statements were issued. 3. Significant accounting policies The accompanying consolidated financial statements differ from the financial statements issued for statutory purposes in accordance with Russian accounting principles (RAP) in that they reflect certain adjustments, not recorded in the Company’s statutory books, which are appropriate for presenting the financial position, results of operations and cash flows in accordance with IFRS. The principal adjustments relate to: (1) recognition of certain expenses; (2) valuation and depreciation of property, plant and equipment; (3) deferred income taxes; (4) impairment of assets; (5) accounting for the time value of money; (6) accounting for investments in oil and gas property and conveyances; (7) consolidation principles; (8) recognition and disclosure of guarantees, contingencies, commitments and certain other assets and liabilities; (9) business combinations and goodwill; (10) accounting for derivative instruments; (11) purchase price allocation to the identifiable assets acquired and the liabilities assumed. The consolidated financial statements include assets, liabilities, equity, income, expenses and cash flows of the parent and its subsidiaries presented as those of a single economic entity. All significant intercompany transactions and balances have been eliminated. The equity method is used to account for investments in associates in which the Company has the ability to exert significant influence over the associates’ operating and financial policies. Investments in entities where the Company holds the majority of shares, but does not exercise control, are also accounted for using the equity method. Investments in other companies are accounted for at fair value or cost adjusted for impairment, if any. Determination of the level of control or influence in the entities where the Company holds a share is carried out taking into account the powers established by the agreement in respect of the investment and the existing rights that provide the Company with the opportunity to manage significant activities at the present time. Business combinations and goodwill Acquisitions by the Company of controlling interests in third parties (or interest in their charter capital) are accounted for using the acquisition method. The date of acquisition is the date when effective control over the acquiree passes to the Company.

3. Significant accounting policies (continued) Business combinations and goodwill (continued) The cost of an acquisition is measured as an aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the Company elects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in administrative expenses. Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or a liability should be recognized within profit or loss for the period if they do not represent measurement-period adjustments. If the contingent consideration is classified as equity, it should not be re-measured. Goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests over the fair value of net identifiable assets acquired and liabilities assumed. If the aggregate of the consideration transferred and the amount of non-controlling interest is lower than the fair value of the net assets of the subsidiary acquired and liabilities assumed, the difference is recognized in profit or loss for the period. From the date of initial recognition, goodwill is measured at initial cost less accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination shall, from the acquisition date, be allocated to the Company’s cash-generating units, which are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units or groups of units. If the Company disposes of a part of a cash generating unit, the goodwill associated with the part disposed of shall be included in the carrying amount of this part when determining the gain or loss on disposal; the above mentioned part of goodwill to be disposed of shall be measured on the basis of the relative values of the part disposed of and the total value of the cash-generating unit. The Company reassesses whether it controls the investees when facts and circumstances indicate that there are changes to one of the three elements of control. Associates Investments in associates are accounted for using the equity method unless they are classified as non-current assets held for sale. Under this method, the carrying value of investments in associates is initially recognized at the acquisition cost. The carrying value of investments in associates is increased or decreased by the Company’s reported share in the profit or loss and other comprehensive income of the investee after the acquisition date. The Company’s share in the profit or loss and other comprehensive income of an associate is recognized in the Company’s consolidated statement of profit or loss or in the consolidated statement of comprehensive income, respectively. Dividends paid by the associate are accounted for as a reduction of the carrying value of investments.

3. Significant accounting policies (continued) Associates (continued) The Company’s net investments in associates include the carrying value of the investments in these associates as well as other long-term investments that, in substance, form part of the Company’s net investments in associates. For example, an item for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, an extension of the Company’s investment in that associate. Such items may include entry bonuses, preference shares and long-term receivables or loans, but do not include trade receivables, trade payables or any long-term receivables for which adequate collateral exists, such as secured loans. If the share in losses exceeds the carrying value of the investments in associates and the value of other long-term investments related to investments in these associates, the Company ceases to recognize its share in losses when the carrying value reaches zero. Any additional losses are provided for and liabilities are recognized only to the extent that the Company has legal or constructive obligations or has made payments on behalf of the associate. If the associate subsequently makes profits, the Company resumes recognizing its share in these profits only after its share of the profits equals the share of losses not recognized. The carrying value of investments in associates is tested for impairment by reconciling its recoverable amount (the higher of its value in use and fair value less costs to sell) to its carrying value, whenever impairment indicators are identified. Joint arrangements The Company participates in joint arrangements either in the form of joint ventures or joint operations. A joint venture implies that the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint venture involves establishing a legal entity where the Company and other participants have respective equity interests. Equity interests in joint ventures are accounted for under the equity method, as described above in respect of associates. The Company’s share in net profit or loss and in other comprehensive income of joint ventures is recognized in the consolidated statement of profit or loss and in the consolidated statement of comprehensive income, respectively, from the date when joint control commences until the date when joint control ceases. A joint operation implies that the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. In relation to its interest in a joint operation the Company recognizes its assets, including its share of any assets held jointly, its liabilities, including its share of any liabilities incurred jointly, its revenue from the sale of its share of the output arising from the joint operation, its share of the revenue from the sale of the output by the joint operation, and expenses, including its share of any expenses incurred jointly. Cash and cash equivalents Cash represents cash on hand, in the Company’s bank accounts, in transit and interest-bearing deposits which can be effectively withdrawn at any time without prior notice or any penalties reducing the principal amount of the deposit. Cash equivalents are highly liquid, short-term investments that are readily convertible to known amounts of cash and have original maturities of three months or less from their date of purchase. They are carried at cost plus accrued interest, which approximates fair value. Restricted cash is presented separately in the consolidated balance sheet if its amount is significant. Financial assets The Company recognizes financial assets in its balance sheet when, and only when, it becomes a party to the contractual provisions of the financial instrument. When financial assets are recognized initially, they are measured at fair value, which is usually the price of the transaction, i.e. the fair value of consideration paid or received.

3. Significant accounting policies (continued) Financial assets (continued) When financial assets are recognized initially, they are classified as one of the following, as appropriate: (1) Financial assets at fair value through profit or loss; (2) Financial assets at fair value through other comprehensive income, or (3) Financial assets at amortised cost. The Company classifies financial assets on the basis of both the Company’s business model for managing the financial assets, as well as the contractual cash flow characteristics of the financial assets. A financial asset shall be measured at fair value through profit or loss unless it is measured at amortised cost or at fair value through other comprehensive income. However, the Company may make an irrevocable election at initial recognition for particular instruments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income. All derivative instruments are recorded in the consolidated balance sheet at fair value in either current financial assets, non-current financial assets, current liabilities related to derivative instruments, or non-current liabilities related to derivative instruments. The recognition and classification of a gain or loss that results from recognition of an adjustment of a derivative instrument at fair value depends on the purpose for issuing or holding the derivative instrument. Gains and losses from derivatives that are not accounted for as hedges under International Financial Reporting Standard (“IFRS”) 9 Financial Instruments are recognized immediately in the profit or loss for the period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Subsequent to initial recognition, the fair value of financial assets at fair value that are quoted in an active market is defined as bid prices for assets and ask prices for issued liabilities as of the measurement date. If no active market exists for financial assets, the Company measures the fair value using the following methods: • Analysis of recent transactions with peer instruments between independent parties; • Current fair value of similar financial instruments; • Discounting future cash flows. The discount rate reflects the minimum return on investment an investor is willing to accept before starting an alternative project, given its risk and the opportunity cost of forgoing other projects. A financial asset shall be measured at amortised cost if both of the following conditions are met: (a) The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and (b) The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Examples of financial assets that may fall into this category are loans given, accounts receivable, bonds and notes issued by 3rd parties, which are not quoted at active market – if they fulfill the requirements set above.

3. Significant accounting policies (continued) Financial assets (continued) A financial asset shall be measured at fair value through other comprehensive income if both of the following conditions are met: (a) The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and (b) The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. In particular, this category includes shares of other companies, which are not included in the category of measured at fair value through profit or loss. Dividends and interest income are recognized in the consolidated statement of profit or loss on an accrual basis. The amount of accrued interest income is calculated using the effective interest rate. Upon de-recognition of debt financial assets (bonds, notes etc.) classified as financial instruments at fair value through other comprehensive income, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss. In case of equity financial assets (shares, stocks etc.), classified as financial instruments at fair value through other comprehensive income, such cumulative gain or loss shall never be subsequently transferred to profit or loss. Interest income as a component of finance income is disclosed in the notes to financial statements separately for each category of financial assets. Regular way purchases and sales of financial assets are accounted for at trade date. Financial liabilities The Company recognizes financial liabilities on its balance sheet when, and only when, it becomes a party to the contractual provisions of the financial instrument. When financial liabilities are recognized initially, they are measured at fair value, which is usually the price of the transaction, i.e. the fair value of consideration paid or received. When financial liabilities are recognized initially, they are classified as one of the following: • Financial liabilities at fair value through profit or loss; • Other financial liabilities. Financial liabilities at fair value through profit or loss are financial liabilities held for trading unless such liabilities are linked to the delivery of unquoted equity instruments. At the initial recognition, the Company may include in this category any financial liability, except for equity instruments that are not quoted in an active market and whose fair value cannot be reliably measured. After initial recognition, however, the liability cannot be reclassified. Financial liabilities not classified as financial liabilities at fair value through profit or loss are designated as other financial liabilities. Other financial liabilities include, inter alia, trade and other accounts payable, and loans and borrowings payable.

3. Significant accounting policies (continued) Financial liabilities (continued) Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value recognized in profit or loss in the consolidated statement of profit or loss. Other financial liabilities are carried at amortized cost. The Company writes off a financial liability (or part of a financial liability) from its balance sheet when, and only when, it is extinguished – i.e. when the obligation specified in the contract is discharged, cancelled or expires. The difference between the carrying value of a financial liability (or a part of a financial liability) extinguished or transferred to another party and the redemption value, including any transferred non-monetary assets and assumed liabilities, is recognized in profit or loss. Any previously recognized components of comprehensive income pertaining to this financial liability are also included in the financial result and are recognized as gains and losses for the period. Cash flows from the operating activities of subsidiary banks are included within operating activities of the Consolidated Statement of Cash Flows. Operating liabilities of subsidiary banks, including interbank loans, customer deposits, promissory notes and REPO obligations, are included within Accounts payable and accrued liabilities. Earnings per share Basic earnings per share is calculated by dividing net earnings attributable to common shares by the weighted average number of common shares outstanding during the corresponding period. In the absence of any securities-to-shares conversion transactions, the amount of basic earnings per share stated in these consolidated financial statements is equal to the amount of diluted earnings per share. Treasury shares Treasury shares are outstanding Treasury shares purchased from the shareholders. Treasury shares are presented in the consolidated balance sheet as a deduction from equity at cost of repurchase. Inventories Inventories consisting primarily of crude oil, petroleum products, petrochemicals and materials and supplies are accounted for at the weighted average cost unless net realizable value is less than cost. Materials that are used in production are not written down below cost if the finished products into which they will be incorporated are expected to be sold above cost. Repurchase and resale agreements Securities sold under repurchase agreements (“REPO”) and securities purchased under agreements to resell (“reverse REPO”) generally do not constitute a sale of the underlying securities for accounting purposes, and so are treated as collateralized financing transactions. Interest paid or received on all REPO and reverse REPO transactions is recorded in Finance expense or Finance income, respectively, at the contractually specified rate using the effective interest method. Exploration and production assets Exploration and production assets include exploration and evaluation assets, mineral rights and oil and gas properties (development assets and production assets).

3. Significant accounting policies (continued) Exploration and evaluation costs The Company recognizes exploration and evaluation costs using the successful efforts method as permitted by IFRS 6 Exploration for and Evaluation of Mineral Resources. Under this method, costs related to exploration and evaluation (license acquisition costs, exploration and appraisal drilling) are temporarily capitalized in cost centers by field (well) until the drilling program results in the discovery of economically feasible oil and gas reserves. The length of time necessary for this determination depends on the specific technical or economic difficulties in assessing the recoverability of the reserves. If a determination is made that the well did not encounter oil and gas in economically viable quantities, the well costs are expensed to Exploration expenses in the consolidated statement of profit or loss. Exploration and evaluation costs, except for costs associated with seismic, topographical, geological, and geophysical surveys, are initially capitalized as exploration and evaluation assets. Exploration and evaluation assets are recognized at cost less impairment, if any, as property, plant and equipment until the existence (or absence) of commercial reserves has been established. The initial cost of exploration and evaluation assets acquired through a business combination is formed as a result of purchase price allocation. The cost allocation to mineral rights for proved properties and mineral rights for unproved properties is performed based on the respective oil and gas reserves information. Exploration and evaluation assets are subject to technical, commercial and management review as well as review for indicators of impairment at least once a year. This is to confirm the continued intent to develop or otherwise extract value from the discovery. When indicators of impairment are present, an impairment test is performed. If, subsequently, commercial reserves are discovered, the carrying value, less losses from impairment of the respective exploration and evaluation assets, is classified as oil and gas properties (development assets). However, if no commercial reserves are discovered, such costs are expensed after exploration and evaluation activities have been completed. Development and production Oil and gas properties (development assets) are accounted for on a field-by-field basis and represent (1) capitalized costs to develop discovered commercial reserves and to put fields into production, and (2) exploration and evaluation costs incurred to discover commercial reserves reclassified from exploration and evaluation assets to oil and gas properties (development assets) following the discovery of commercial reserves. The cost of oil and gas properties (development assets) also includes the expenditures to acquire such assets, directly identifiable overhead expenses, capitalized financing costs and related asset retirement (decommissioning) obligation costs. Oil and gas properties (development assets) are generally recognized as construction in progress. Following the commencement of commercial production, oil and gas properties (development assets) are reclassified as oil and gas properties (production assets). Other property, plant and equipment Other property, plant and equipment is stated at historical cost as of the acquisition date, except for property, plant and equipment acquired prior to January 1, 2009, which is stated at deemed cost, net of accumulated depreciation and impairment. The cost of maintenance, repairs, and the replacement of minor items of property is charged to operating expenses. Renewals and betterments of assets are capitalized.

3. Significant accounting policies (continued) Other property, plant and equipment (continued) Upon the sale or retirement of property, plant and equipment, the cost and related accumulated depreciation are eliminated from the accounts. Any resulting gains or losses are included in profit or loss. Depreciation, depletion and amortization Oil and gas properties are depleted using the unit-of-production method on a field-by-field basis starting from the commencement of commercial production. In applying the unit-of-production method to mineral licenses, the depletion rate is based on total proved reserves. In applying the unit-of-production method to producing wells and the related oil and gas infrastructure, the depletion rate is based on proved developed reserves. Other property, plant and equipment are depreciated using the straight-line method over their estimated useful lives from the time they are ready for use, except for catalysts which are amortized using the unit-of-production method. Components of other property, plant and equipment and their respective estimated useful lives are as follows: Property, plant and equipment Useful life, not more than Buildings and structures 30-45 years Plant and machinery 5-25 years Vehicles and other property, plant and equipment 6-10 years Service vessels 20 years Offshore drilling assets 20 years Land generally has an indefinite useful life and is therefore not depreciated. Intangible assets (excl. goodwill) Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortisation period or method, as appropriate, and are treated as changes in accounting estimates. Construction grants The Company recognizes construction grants from local governments when there is a reasonable assurance that the Company will comply with the conditions attached and that the grant will be received. The construction grants are accounted for as a reduction of the cost of the asset for which the grant is received. Impairment of non-current assets The Company assesses at each balance sheet date whether there is any indication that an asset or cash-generating unit may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset or cash-generating unit.

3. Significant accounting policies (continued) Impairment of non-current assets (continued) In assessing whether there is any indication that an asset may be impaired, the Company considers internal and external sources of information. It considers at least the following: External sources of information: • During the period, an asset’s market value has declined significantly more than would be expected as a result of the passage of time or normal use; • Significant changes with an adverse effect on the Company have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the Company operates or in the market to which an asset is dedicated; • Market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset’s value in use and decrease the asset’s recoverable amount materially; • The carrying amount of the net assets of the Company is more than its market capitalization. Internal sources of information: • Evidence is available of obsolescence or physical damage of an asset; • Significant changes with an adverse effect on the Company have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used (e.g., the asset becoming idle, or the useful life of an asset is reassessed as finite rather than indefinite); • Information on dividends from a subsidiary, joint venture or associate; • Evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected. Such evidence includes the existence of: • Cash flows on acquiring the asset, or subsequent cash needs for operating or maintaining it, that are significantly higher than those originally budgeted; • Actual net cash flows or operating profit or loss flowing from the asset that are significantly worse than those budgeted; • A significant decline in budgeted net cash flows or operating profit, or a significant increase in budgeted losses, flowing from the asset; • Operating losses or net cash outflows for the asset, when current period amounts are aggregated with budgeted amounts for the future. The following factors indicate that exploration and evaluation assets may be impaired: • The period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed; • Substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned; • Exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the Company has decided to discontinue such activities in the specific area; • Sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

3. Significant accounting policies (continued) Impairment of non-current assets (continued) The recoverable amount of an asset or a cash-generating unit is the higher of: • The value in use of an asset (cash-generating unit); and • The fair value of an asset (cash-generating unit) less costs to sell. If the asset does not generate cash inflows that are largely independent of those from other assets, its recoverable amount is determined for the asset’s cash-generating unit. The Company initially measures the value in use of a cash-generating unit. When the carrying amount of a cash-generating unit is greater than its value in use, the Company measures the unit’s fair value for the purpose of measuring the recoverable amount. When the fair value is less than the carrying value an impairment loss is recognized. Value in use is determined by discounting the estimated value of the future cash inflows expected to be derived from the asset or cash-generating unit, including cash inflows from its sale. The value of the future cash inflows from a cash-generating unit is determined based on the forecast approved by management of the business unit to which the unit in question pertains. Impairment of financial assets At each balance sheet date the Company recognizes an allowance for expected credit losses on a financial asset measured at amortised cost, and at fair value through other comprehensive income, a lease receivable, a contract asset or a loan commitment and a financial guarantee contract to which the impairment requirements apply. Requirements of IFRS 9 concerning impairment do not apply to equity instruments of any category as well as to the instruments at fair value though profit or loss. Expected credit losses for significant counterparties, including banks, are determined based on credit rating of particular counterparty and relevant probability of default. The allowance for financial asset at amortised cost is recognized in profit or loss in correspondence with a balance sheet account reducing the carrying amount of the financial asset. The allowance for financial assets at fair value through other comprehensive income shall be recognized in other comprehensive income and shall not reduce the carrying amount of the financial asset in the statement of financial position. Total increase in the allowance for expected credit losses on the financial assets totaled RUB 53 billion in 2020; total decrease of this allowance for the same year totaled RUB 58 billion; above mentioned movements are recognized within the Statement of profit or loss of the Company. Bank loans granted by the subsidiary banks of the Company are presented in consolidated financial statements net of provision for expected credit losses. The provision for such expected credit losses totaled RUB 8 billion and RUB 13 billion as of December 31, 2019 and 2020, respectively. Capitalized interest Interest expense on borrowed funds used for capital construction projects and the acquisition of property, plant and equipment is capitalized provided that the interest expense could have been avoided if the Company had not made capital investments. Interest is capitalized only during the period when construction activities are actually in progress and until the resulting properties are put into operation. Capitalized borrowing costs include exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

3. Significant accounting policies (continued) Leasing agreements In respect of the contracts (or separate components of a contract), which convey to the Company the right to control the use of an identified asset (as it is determined in IFRS 16 Lease) for a period of time in exchange for consideration, the Company recognizes a right-of-use asset and a lease liability at the commencement date. Non-lease components of the contract are accounted for in accordance with other relevant IFRS. In accordance with requirements of IFRS 16 Lease para 3-8, the Company does not apply the Standard to leases to explore for or use minerals, oil, natural gas and similar non-regenerative resources and to leases of wells, to short-term leases (taking into consideration economically feasible prolongations), as well as to leases for which the underlying asset is of low value (less kRUB 300). The Company determines the lease term as the non-cancellable period of a lease, together with both: periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. At the commencement date, the Company measures the lease liability at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the incremental borrowing rate, as interest rate implicit in the lease, as a rule, cannot be readily determined. As the finance function lays predominantly within the parent company, incremental borrowing rates are calculated centrally, except for the banks of the Group and cases of direct financing of the subsidiaries. At the commencement date, the Company measures the right-of-use asset at cost, which comprises the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs incurred by the lessee, an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories. Lease payments are evenly distributed between finance expenses and a decrease of a lease liability so that a constant periodic rate of interest is produced on the remaining balance of the lease liability. Finance expenses are recognized in Consolidated statement of profit or loss. In respect of subsequent accounting for a leased property the same accounting policies are applied as for the owned assets, e.g. depreciation policy. Asset retirement (decommissioning) obligations The Company has asset retirement (decommissioning) obligations associated with its core business activities. The nature of the assets and potential obligations are as follows: The Company’s exploration, development and production activities involve the use of wells, related equipment and operating sites, oil gathering and treatment facilities, tank farms and in-field pipelines. Generally, licenses and other regulatory acts require that such assets be decommissioned upon the completion of production. According to these requirements, the Company is obliged to decommission wells, dismantle equipment, restore the sites and perform other related activities. The Company’s estimates of these obligations are based on current regulatory or license requirements, as well as actual dismantling and other related costs. These liabilities are measured by the Company using the present value of the estimated future costs of decommissioning of these assets. The discount rate is reviewed at each reporting date and reflects current market assessments of the time value of money and the risks specific to the liability.

3. Significant accounting policies (continued) Asset retirement (decommissioning) obligations (continued) In accordance with IFRS Interpretations Committee (“IFRIC”) Interpretation 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities, the provision is reviewed at each balance sheet date as follows: • Upon changes in the estimates of future cash flows (e.g., the costs of and timeframe for abandoning one well) or the discount rate, changes in the amount of the liability are included in the cost of the item of property, plant, and equipment, whereby such cost may not be negative and may not exceed the recoverable value of the item of property, plant, and equipment; • Any changes in the liability due to its nearing maturity (change in the discount) are recognized in Finance expenses. The Company’s refining and distribution activities involve refining operations, marine and other distribution terminals, and retail sales. The Company’s refining operations consist of major petrochemical operations and industrial complexes. Legal or contractual asset retirement (decommissioning) obligations related to petrochemical, oil refining and distribution activities are not recognized due to the limited history of such activities in these segments, the lack of clear legal requirements as to the recognition of obligations, as well as the fact that decommissioning periods for such assets are not determinable. Because of the reasons described above, the fair value of an asset retirement (decommissioning) obligation in the refining and distribution segment cannot be reasonably estimated. Due to continuous changes in the Russian regulatory and legal environment, there could be future changes to the requirements and contingencies associated with the retirement of long-lived assets. Income tax Since 2012 Russian tax legislation has allowed income taxes to be calculated on a consolidated basis. The main subsidiaries of the Company were therefore combined into a consolidated group of taxpayers (Note 15). For subsidiaries which are not included in the consolidated group of taxpayers, income tax is calculated on an individual subsidiary basis. Deferred income tax assets and liabilities are recognized in the accompanying consolidated financial statements in the amount determined by the Company in accordance with IAS 12 Income Taxes. Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. A deferred tax liability is recognized for all taxable temporary differences, except to the extent that the deferred tax liability arises from: • The initial recognition of goodwill; • The initial recognition of an asset or liability in a transaction which: • Is not a business combination; and • Affects neither accounting profit, nor taxable profit; • Investments in subsidiaries when the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

3. Significant accounting policies (continued) Income tax (continued) A prior period tax loss planned to be used to reduce the current or future amount of income tax is recognized as a deferred tax asset. A deferred tax asset is recognized only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized, unless the deferred tax asset arises from the initial recognition of an asset or liability in a transaction that: • Is not a business combination; and • At the time of the transaction, affects neither accounting profit nor taxable profit (tax loss). The Company recognizes deferred tax assets for all deductible temporary differences arising from investments in subsidiaries and associates, and interests in joint ventures, to the extent that the following two conditions are met: • The temporary difference will reverse in the foreseeable future; and • Taxable profit will be available against which the temporary difference can be utilized. Deferred tax assets and liabilities shall be measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the taxation authority of the same jurisdiction and the Company intends to settle its current tax assets and liabilities on a net basis. The carrying amount of a deferred tax asset is reviewed at each balance sheet date. The Company reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized. Deferred tax assets and liabilities are classified as Non-current Deferred tax assets and Non-current Deferred tax liabilities, respectively. Deferred tax assets and liabilities are not discounted. Recognition of revenues Revenues are recognized when (or as) the Company satisfies a performance obligation by transferring a promised good or service (i.e. an asset) to a customer. An asset is transferred when (or as) the customer obtains control of that asset, which usually occurs when the title is passed, provided that the contract price is fixed or determinable and collectability of the amount of the consideration is probable. Specifically, domestic sales of crude oil and gas, as well as petroleum products and materials are usually recognized when title passes. For export sales, title generally passes at the border of the Russian Federation. Revenue is measured at the fair value of the consideration received or receivable taking into account the amount of any trade discounts, volume rebates and reimbursable taxes.

3. Significant accounting policies (continued) Recognition of revenues (continued) Sales of support services are recognized as services are performed provided that the service price can be determined and no significant uncertainties regarding the receipt of revenues exist. Transportation expenses Transportation expenses recognized in the consolidated statement of profit or loss represent all expenses incurred by the Company to transport crude oil for refining and to end customers, and to deliver petroleum products from refineries to end customers (these may include pipeline tariffs and any additional railroad transportation costs, handling costs, port fees, sea freight and other costs). Refinery maintenance costs The Company recognizes the costs of overhauls and preventive maintenance performed with respect to oil refining assets as expenses when incurred. Environmental liabilities Expenditures that relate to an existing condition caused by past operations, and do not have a future economic benefit, are expensed. Liabilities for these expenditures are recorded when environmental assessments or clean-ups are probable and the costs can be reasonably estimated. Accounting for contingencies Certain conditions may exist as of the date of these consolidated financial statements which may further result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management makes an assessment of such contingent liabilities which is based on assumptions and is a matter of opinion. In assessing loss contingencies relating to legal or tax proceedings that involve the Company or unasserted claims that may result in such proceedings, the Company, after consultation with legal or tax advisors, evaluates the perceived merits of any legal or tax proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. Provisions and contingent liabilities do not constitute finally asserted legal obligations of PJSC “Rosneft Oil Company”. If the assessment of a contingency indicates that it is probable that a loss will be incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve financial guarantees, in which case the nature of the guarantee would be disclosed. However, in some instances in which disclosure is not otherwise required, the Company may disclose contingent liabilities or other uncertainties of an unusual nature which, in the judgment of management after consultation with its legal or tax counsel, may be of interest to shareholders or others.

3. Significant accounting policies (continued) Taxes collected from customers and remitted to governmental authorities Refundable taxes (excise and value-added tax (“VAT”)) are deducted from revenues. Other taxes and duties are not deducted from revenues and are recognized as expenses in Taxes other than income tax in the consolidated statement of profit or loss. VAT and excise receivable and payable are recognized as Prepayments and other current assets and Other tax liabilities in the consolidated balance sheet, respectively. Excises non-refundable by customers Excises non-refundable by customers are presented within Taxes other than income tax in the Consolidated statement of profit or loss. The expenses mentioned above are decreased by reverse excise on petroleum crudes. Tax on additional income (AIT) AIT is recognized as an expense within Taxes other than income tax in Consolidated statement of profit or loss. Functional and presentation currency The consolidated financial statements are presented in Russian rubles, which is the functional currency of Rosneft Oil Company and all of its subsidiaries operating in the Russian Federation. The functional currency of the foreign subsidiaries is generally the U.S. dollar. Transactions and balances Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of these transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are recognized in the profit or loss for the period. Foreign exchange gains and losses resulting from the translation of monetary assets and liabilities designated as foreign currency cash flow hedging instruments are recognized within other comprehensive income and reclassified to profit or loss in the period when the hedged item affects profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. Company’s subsidiaries, joint ventures and associates The results and financial position of all of the Company’s subsidiaries, joint ventures and associates that have a functional currency which is different from the presentation currency are translated into the presentation currency as follows: • Assets and liabilities for each balance sheet presented are translated at the closing rate at that reporting date; • Income and expenses for each statement of profit or loss and each statement of comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and • All resulting exchange differences are recognized as a separate component of comprehensive income.

3. Significant accounting policies (continued) Prepayment on oil and petroleum products supply agreements In the ordinary course of business, the Company enters into long-term oil supply contracts. The contract terms may require the buyer to make a prepayment. The Company considers long-term oil supply contracts to be regular-way sale contracts entered into and continued to be held for the purpose of the receipt or delivery of non-financial items in accordance with the Company’s expected purchase, sale or usage requirements. Regular-way sale contracts are exempted from the scope of IAS 32 Financial Instruments: Presentation and IFRS 9 Financial Instruments. Conditions for meeting the definition of a regular-way sale are not met if either of the following applies: • The ability to settle net in cash or another financial instrument, or by exchanging financial instruments, is not explicit in the terms of the contract, but the Company has a practice of settling similar contracts net in cash or via another financial instrument or by exchanging financial instruments (whether with the counterparty, by entering into offsetting contracts or by selling the contract before its exercise or lapse); • For similar contracts, the Company has a practice of taking delivery of the underlying goods and selling them within a short period after delivery for the purpose of generating a profit from short-term fluctuations in price or from a dealer’s margin. Prepayments received for the delivery of goods or respective deferred revenue are accounted for as non- financial liabilities because the outflow of economic benefits associated with them is the delivery of goods and services rather than a contractual obligation to pay cash or another financial asset. Changes in accounting policies and disclosures The accounting policies adopted are consistent with those of the previous financial year except for the adoption of the amendments to existing standards as well as revised version of Conceptual Framework for Financial Reporting effective as of January 1, 2020. The following amendments were applied for the first time in 2020: • Amendments to IFRS 3 Business Combinations. The amendments enhanced definition of a business set out by the standard. As far as the amendments must be prospectively applied to transactions that are either business combinations or asset acquisitions for which the acquisition date is on or after the date of initial application, consequently the amendments did not have a material impact on the consolidated financial statements as of the transfer date. • Amendments to IFRS 7 Financial instruments: Disclosures and IFRS 9 Financial instruments named Interest Rate Benchmark Reform. The amendments provided relief from certain requirements of hedge accounting, as their fulfillment could lead to discontinuation of hedge accounting due to uncertainty caused by the reform. The amendments did not have a material impact on the consolidated financial statements. • Amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The amendments to IAS 1 and IAS 8 introduced new definition of material. The amendments did not have a material impact on the consolidated financial statements. • Revised version of Conceptual Framework for Financial Reporting. In particular, the revised version introduced new definitions of assets and liabilities, as well as amended definitions of income and expenses. The revised version of Conceptual Framework did not have a material impact on the consolidated financial statements. • Amendments to IFRS 16 Leases named COVID-19-related Rent Concessions. The amendments provides relief to lessees from assessment whether a COVID-19-related rent concession is a lease modification. The amendments did not have a material impact on the consolidated financial statements, as the Company has not received significant rent concessions related to pandemic.

4. Significant accounting judgements, estimations and assumptions The preparation of consolidated financial statements requires management to make a number of accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. The actual results, however, could differ from those estimates. The most significant accounting estimates and assumptions used by the Company’s management in preparing the consolidated financial statements include: • Estimation of oil and gas reserves; • Estimation of rights to, recoverability and useful lives of non-current assets; • Impairment of goodwill, fixed assets and right-of-use assets (Note 25 “Intangible assets and goodwill”, Note 23 “Property, plant and equipment and construction in progress” and Note 24 “Lease agreements”); • Estimated credit losses for accounts receivable (Note 20 “Accounts receivable” etc.); • Assessment of asset retirement (decommissioning) obligations (Note 3 “Significant accounting policies”, section: “Asset retirement (decommissioning) obligations”, and Note 32 “Provisions”); • Assessment of legal and tax contingencies, recognition and disclosure of contingent liabilities (Note 40 “Contingencies”); • Assessment of deferred income tax assets and liabilities (Note 3 “Significant accounting policies”, section: “Income tax”, and Note 15 “Income tax”); • Assessment of environmental remediation obligations (Note 32 “Provisions” and Note 40 “Contingencies”); • Fair value measurements (Note 37 “Fair value of financial instruments”); • Purchase price allocation to the identifiable assets acquired and the liabilities assumed (Note 7 “Acquisition of subsidiaries and shares in joint operations”); • Treatment of certain taxes as income taxes, production taxes or other taxes, e.g. treatment of the tax on additional income (Note 3 “Significant accounting policies”); • Assessment of the COVID-19 pandemic impact on financial position and financial results of the Company (Note 20 “Accounts receivable” etc.). Significant estimates and assumptions affecting the reported amounts are those used in determining the economic recoverability of reserves. Such estimates and assumptions may change over time when new information becomes available, e.g.: • More detailed information on reserves was obtained (either as a result of more detailed engineering calculations or additional exploration drilling activities); • Supplemental activities to enhance oil recovery were conducted; • Changes were made in economic estimates and assumptions (e.g. a change in pricing factors).

5. New and amended standards and interpretations issued but not yet effective In May 2017, the IASB issued IFRS 17 Insurance Contracts. IFRS 17 establishes a single framework for the accounting for insurance contracts and contains requirements for related disclosures. The new standard replaces IFRS 4 Insurance Contracts. The standard is effective for annual periods beginning on or after January 1, 2021. The Company does not expect the standard to have a material impact on the consolidated financial statements. In January 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements named Classification of Liabilities as Current or Non-current. The amendments clarify requirements for classifying liabilities as current or non-current. The amendments are effective on or after January 1, 2023; earlier application is permitted. The Company does not expect the amendments to have a material impact on the consolidated financial statements, as the Company already applies criteria set by the amendments. In May 2020, the IASB issued amendments to IFRS 3 Business Combinations named Reference to the Conceptual Framework. The amendments replace references to the Conceptual Framework for Financial Reporting with the current version issued in March 2018, without significantly changing the requirements of the standard. The amendments are effective on or after January 1, 2022; earlier application is permitted. The Company does not expect the amendments to have a material impact on the consolidated financial statements. In May 2020, the IASB issued amendments to IAS 16 Property, Plant and Equipment named Property, Plant and Equipment: Proceeds Before Intended Use. The amendments prohibit entities from deducting from the cost of an item of property, plant and equipment any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendments are effective on or after January 1, 2022 and should be applied retrospectively. The Company does not expect the amendments to have a material impact on the consolidated financial statements. In May 2020, the IASB issued amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets named Onerous Contracts – Costs of Fulfilling a Contract. The amendments specify which costs an entity needs to include when assessing whether a contract is onerous. The amendments are effective on or after January 1, 2022; earlier application is permitted. The Company does not expect the amendments to have a material impact on the consolidated financial statements. In August 2020, the IASB issued amendments to IFRS 7 Financial Instruments: Disclosures, IFRS 9 Financial Instruments as well as IFRS 4 Insurance Contracts and IFRS 16 Leases named Interest Rate Benchmark Reform – Phase II. The amendments provide certain temporary reliefs which address the financial reporting effects related to the transfer to the risk-free interest rate. The amendments are effective on or after January 1, 2021; earlier application is permitted. The Company does not expect the amendments to have a material impact on the consolidated financial statements. Additionally a number of amendments, not yet effective, were issued during annual improvement process conducted by IASB. They include the amendments to IFRS 1 Fist-time Adoption named First-time Adoption: Subsidiary as a First-time Adopter, and the amendments to IFRS 9 Financial Instruments named Fees in the ‘10 per cent’ Test for Derecognition of Financial Liabilities. The Company does not expect the amendments to have a material impact on the consolidated financial statements. The Company does not plan for early adoption in respect of above-mentioned new standards and amendments to existing standards to which this option is available, except for the amendment named Classification of Liabilities as Current or Non-current.

6. Capital and financial risk management Capital management The Company’s capital management objectives are to ensure its ability to continue as a going concern and to optimize the cost of capital in order to enhance value to shareholders. Total capital employed and financial liabilities less liquid financial assets are non-IFRS measures. The Company’s management performs a regular assessment of the financial liabilities less liquid financial assets to capital employed ratio to ensure it meets the Company’s requirements to fulfil the Company’s commitments and to retain strong financial stability. The Company’s employed capital is calculated as the sum of equity attributable to equity holders of Rosneft: share capital, reserves, retained earnings and non-controlling interests; financial liabilities, which include long and short-term loans and borrowings, other financial liabilities, as reported in the consolidated balance sheet, less liquid financial assets, including cash and cash equivalents, other short-term financial assets and certain long-term deposits. The Company’s financial liabilities less liquid financial assets to capital employed ratio was as follows: As of December 31, 2020 (unaudited) 2019 Financial liabilities less liquid financial assets to capital employed ratio, % 34.3% 37.0% Financial risk management In the normal course of business, the Company is exposed to the following financial risks: market risk (including foreign currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk. The Company has introduced a risk management system and developed a number of procedures to measure, assess and monitor risks and select the relevant risk management techniques. The Company has developed, documented and approved the relevant policies pertaining to market, credit and liquidity risks and the use of derivative financial instruments. Commodity price risk The Company operates in the worldwide and domestic markets for crude oil, petroleum products and petrochemicals and is exposed to price risk due to price fluctuations in the global and domestic markets. Changes in commodity prices can have a significant impact on the results of current operations and the efficiency of investments in new projects. The Company regularly analyzes its exposure to price risk, including modeling the possible behavior of crude oil and petroleum products prices, export and domestic margins. Information on the assessment of market risks, including commodity price risk, is provided to the management of the Company on an ongoing basis. Foreign exchange risk The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar and euro. Foreign exchange risk arises from assets, liabilities, commercial transactions and financing denominated in foreign currencies.

6. Capital and financial risk management (continued) Foreign exchange risk (continued) The carrying values of monetary assets and liabilities denominated in foreign currencies are presented in the table below: Assets Liabilities As of December 31, As of December 31, 2020 (unaudited) 2019 2020 (unaudited) 2019 US$ 1,347 1,351 (2,182) (1,688) EUR 222 138 (386) (330) Total 1,569 1,489 (2,568) (2,018) The Company seeks to identify and manage foreign exchange rate risk in a comprehensive manner, including an integrated analysis of natural economic hedges, in order to benefit from the correlation between income and expenses. The Company chooses the currency in which to hold cash, such as the Russian ruble, U.S. dollar or other currency for short-term risk management purposes. The Company performs analysis of its exposure to foreign exchange rate risk on regular basis, including modeling of the possible behavior of the exchange rate of Russian ruble to U.S. dollar and euro to U.S. dollar. The long-term risk management strategy of the Company may involve the use of derivative or non-derivative financial instruments in order to minimize foreign exchange rate risk exposure. Cash flow hedging of the Company’s future exports The Company designated certain U.S. dollar-denominated borrowings as a hedge of the expected highly probable U.S. dollar-denominated export revenue stream in accordance with IFRS 9 Financial Instruments. A portion of future monthly export revenues expected to be received in U.S. dollars was designated as a hedged item. The nominal amounts of the hedged item and the hedging instruments were equal. To the extent that a change in the foreign currency rate impacts the fair value of the hedging instrument, the effects are recognized in other comprehensive income or loss and then reclassified to profit or loss in the period in which the hedged item affects the profit or loss. The Company’s foreign currency risk management strategy is to hedge future export revenue in the amount of the net monetary position in U.S. dollars. The Company aligns the hedged nominal amount to the net monetary position in U.S. dollars on a periodical basis. As of December 31, 2020 and December 31, 2019 hedge instruments are not designated. The impact of foreign exchange cash flow hedges recognized in other comprehensive income is set out below: 2020 (unaudited) 2019 Before income tax Income tax Net of tax Before income tax Income tax Net of tax Total recognized in other comprehensive (loss)/income as of the beginning of the year 2 – 2 (144) 29 (115) Foreign exchange effects recognized during the year – – – – – – Foreign exchange effects reclassified to profit or loss (2) – (2) 146 (29) 117 Total recognized in other comprehensive income/(loss) for the year (2) – (2) 146 (29) 117 Total recognized in other comprehensive income/(loss) as of the end of the year – – – 2 – 2

6. Capital and financial risk management (continued)

Analysis of sensitivity of financial instruments to foreign currency risk

The level of currency risk is assessed on a monthly basis using mathematical modeling methods, as well as sensitivity analysis. The table below summarizes the impact on the Company's income before income tax and equity of the depreciation/(appreciation) of the U.S. dollar and euro against the Russian ruble.

	U.S. dollar effect		Euro effect	
	2020 (unaudited)	**2019**	**2020 (unaudited)**	**2019**
Currency rate change in %	**17.00%**	7.74%	**17.24%**	7.48%
Gain/(loss)	**177/(177)**	34/(34)	**29/(29)**	(6)/6
Equity	**(255)/255**	(56)/56	**13/(13)**	(1)/1

Interest rate risk

Loans and borrowings raised at variable interest rates expose the Company to interest rate risk arising from the possible movement of variable elements of the overall interest rate.

As of December 31, 2020 (unaudited), the Company's variable rate liabilities totaled RUB 2,956 billion (net of interest payable). The Company performs analysis of its interest rate exposure on regular basis, including modeling of various scenarios of interest rates behavior.

The table below summarizes the impact of a potential increase or decrease in interest rates on the Company's profit before tax, as applied to the variable element of interest rates on loans and borrowings. The increase/ decrease is based on the management estimates of potential interest rate movements.

	Increase/decrease in interest rate	Effect on income before income tax
	Basis points	**RUB billion**
2020 (unaudited)	**+3**	**(1)**
	-3	**1**
2019	+4	(1)
	-4	1

The sensitivity analysis is limited to variable rate loans and borrowings and is conducted with all other variables held constant. The analysis is prepared with the assumption that the amount of variable rate liability outstanding at the balance sheet date was outstanding for the whole year. The interest rate on variable rate loans and borrowings will effectively change throughout the year in response to fluctuations in market interest rates.

The impact measured through the sensitivity analysis does not take into account other potential changes in economic conditions that may accompany the relevant changes in market interest rates.

Credit risk

The Company controls its own exposure to credit risk. All external customers and their financial guarantors, other than related parties, undergo a creditworthiness check (including sellers of goods and services who act on a prepayment basis). The Company performs an ongoing assessment and monitoring of the financial position and the risk of default. As of December 31, 2020, management assessed the impact of credit risk (if materialized) on the Company's net profit as low. The Company's exposure to credit risk is limited to the carrying value of financial assets recognized on the consolidated balance sheet, taking into consideration the information disclosed in Note 40 "Contingencies. Guarantees and indemnities issued".

6. Capital and financial risk management (continued) Credit risk (continued) In addition, as part of its cash management and credit risk function, the Company regularly evaluates the creditworthiness of financial and banking institutions where it deposits cash and performs trade finance operations. The Company primarily has banking relationships with the Russian subsidiaries of large international banking institutions and certain large Russian banks. Liquidity risk The Company has mature liquidity risk management processes covering short-term, mid-term and long-term funding. Liquidity risk is controlled through maintaining sufficient reserves and the adequate amount of committed credit facilities and loan funds. Management regularly monitors projected and actual cash flow information, analyzes the repayment schedules of the existing financial assets and liabilities, including upcoming un-accrued interest payments, and performs annual detailed budgeting procedures. The contractual maturities of the Company’s financial liabilities are presented below: Year ended December 31, 2020 (unaudited) On demand < 1 year 1 to 5 years > 5 years Total Loans and borrowings and other financial liabilities – 946 3,343 826 5,115 Lease liabilities – 29 72 197 298 Accounts payable to suppliers and contractors – 422 – – 422 Salary and related benefits payable – 111 – – 111 Current operating liabilities of subsidiary banks 205 523 7 – 735 Dividends payable – 1 – – 1 Other accounts payable – 42 – – 42 Derivative financial liabilities – 13 – – 13 Year ended December 31, 2019 On demand < 1 year 1 to 5 years > 5 years Total Loans and borrowings and other financial liabilities – 952 2,724 802 4,478 Lease liabilities – 32 68 188 288 Accounts payable to suppliers and contractors – 544 – – 544 Salary and other benefits payable – 102 – – 102 Current operating liabilities of subsidiary banks 91 352 38 – 481 Dividends payable – 1 – – 1 Other accounts payable – 19 – – 19 Derivative financial liabilities – 1 – – 1

7. Acquisitions and disposals of subsidiaries and joint arrangements 2020 (unaudited) Acquisition of “Taimyrneftegas” Group In December 2020, the Company completed the acquisition of JSC Taimyrneftegaz and its subsidiaries (“TNG”). TNG owns licenses for the use of subsurface resources at Payakha, Irkinsky and a number of less significant oilfields. Simultaneously, the Company entered into a series of sale transactions with several companies controlled by LLC Independent Oil and Gas Company – Holding (“IOC”) for the sale of a number of mature oil production and service assets, including PJSC Varioganneftegaz, LLC Severovarioganskoye, JSC Nizhnevartovsk Oil and Gas Production Enterprise, LLC RN – Sakhalinmorneftegaz, LLC RN-Severnaya Neft and a number of other assets (“tail assets”). The seller of TNG and the buyers of “tail” assets are the companies under common control. These transactions are recorded in these financial statements as linked in accordance with the criteria in IFRS 10 Consolidated Financial Statements. Thus, the consideration for TNG consists of a cash component (net US$ 9.6 billion), as well as the transferred “tail” assets measured at fair value. Due to the size of the business acquired, the complexity of the valuation of the business in early development stage, as well as the timing considerations (the transaction occurred immediately before the end of the reporting period), the assessment of the fair value of the assets acquired and liabilities assumed, as well as the fair value of the consideration transferred as of December 31, 2020 has not yet been completed by the Company at the date when these financial statements were authorized for issue. Allocation of the purchase price to the fair value of the assets acquired and liabilities assumed will be completed within 12 months from the acquisition date. The provisional fair value of the assets acquired and liabilities assumed was determined using the discounted cash flow method with a pre-tax dollar discount rate of 16%. The projected cash flows were based on proved and probable reserves volumes, as defined by Petroleum Resource Management System. The long-term netback oil price applied $51 / bbl. in real terms. The forecast presumes the commencement of production from 2024. It also presumes that capital expenditures for all the necessary transport infrastructure will be duly incured. The following table summarizes the Company’s preliminary allocation of the purchase price to the fair value of assets acquired and liabilities assumed: ASSETS Current assets Other current financial assets 12 Prepayments and other current assets 2 Total current assets 14 Non-current assets Exploration and evaluation assets 1,622 Other property, plant and equipment 8 Intangible assets 1 Total current assets 1,631 Total assets 1,645 LIABILITIES Non-current liabilities Deferred tax liabilities 318 Total non-current liabilities 318 Total liabilities 318 Total identifiable net assets at fair value 1,327 Cash consideration paid in 2020, net 615 Fair value of the assets disposed of in 2020 25 Cash consideration payable in 2021 101 Obligation to transfer the assets in 2021 82 Total consideration 823 Gain on bargain purchase 504

7. Acquisitions and disposals of subsidiaries and joint arrangements (continued) 2020 (unaudited) (continued) Gain on bargain purchase was recognized mainly due to the fact, that the seller apparently had little ability to commence a full scale development of the oil fields, taking into account the size of capital investments required. The TNG Group was acquired to become a part of the Vostok Oil project. Integration of Payakha field, licences for which are held by the TNG group, into the project will enable to significantly increase the project’s resource base. Apart from TNG, the Vostok Oil LLC has the following subsidiaries: JSC Vankorneft, JSC Suzun, LLC Tagulskoe, as well as a number of less significant assets. In December 2020, the Company entered into a deal to sell a 10% stake in Vostok Oil LLC for EUR 7 billion (Note 16). Had the “TNG” acquisition taken place at the beginning of the reporting period (January 1, 2020), revenues and net profit of the combined entity for the twelve months ended December 31, 2020 would have been RUB 5,759 billion and RUB 179 billion, respectively. Sale of a share in oil producing projects in Eastern Siberia In December 2020, the Company completed the deal, whereby a Norwegian company Equinor acquired 49% in the Company’s subsidiary KrasGeoNaz LLC. KrasGeoNaz LLC holds twelve exploration and production licenses in Eastern Siberia. As a result of the deal, the Company recorded the sale of the subsidiary together with the recognition of investment in a joint venture, accounted for using equity method (Note 27). The cash consideration received from Equinor amounted to EUR 434 million (RUB 38 billion at the official exchange rate of the Central Bank on the date of cash received). As a result of retained interest remeasured at its fair value, the Company recorded a gain of RUB 7 billion in other income. The acquisition of a 100% stake in “Taimyrburservice” LLC In December 2020, the acquisition of 100% share in Taimyrburservice LLC (“TBS”) from an individual was finalized. The acquisition price amounted to USD 245 million (RUB 18.3 billion at the date of payment). The acquisition of TBS is aimed at the development of Vostok Oil project. As of December 31, 2020 the Company has not yet completed the assessment of the fair value of the assets acquired and liabilities assumed. Allocation of the purchase price to the fair value of the assets acquired and liabilities assumed will be completed within 12 months from the acquisition date.

7. Acquisitions and disposals of subsidiaries and joint arrangements (continued) 2020 (unaudited) (continued) The following table summarizes the Company’s preliminary allocation of the purchase price to the fair value of assets acquired and liabilities assumed: ASSETS Current assets Inventories 2 Total current assets 2 Non-current assets Property, plant and equipment 22 Total non-current assets 22 Total assets 24 LIABILITIES Current liabilities Accounts payable and accrued liabilities 1 Other tax liabilities 1 Total current liabilities 2 Non-current liabilities Deferred tax liabilities 4 Total non-current liabilities 4 Total liabilities 6 Identifiable net assets at fair value 18 Cash consideration transferred 18 Total consideration 18 Goodwill ‒ Had the “TBS” acquisition taken place at the beginning of the reporting period (January 1, 2020), revenues and net profit of the combined entity for the twelve months ended December 31, 2020 would have been RUB 5,758 billion and RUB 176 billion, respectively. Disposals of assets in Venezuela On April 30, 2020 the Company closed a previously announced transaction to transfer all assets in Venezuela to a company 100% owned by the Government of the Russian Federation, including interests in Petromonagas, Petroperija, Boqueron, Petromiranda and Petrovictoria exploration and production entities, as well as in oilfield services companies, commercial and trading operations. The Company’s operations in Venezuela have been completely discontinued. As a result of the transaction, a 100% subsidiary of the Company became the owner of 9.6% of the registered ordinary shares of Rosneft (Note 36). The above mentioned transaction under common control was recorded in the consolidated financial statements of the Company by charging the Statement of profit or loss with the difference between the fair market value at the date of transaction of the treasury shares received, and the carrying value of the disposed assets and investments in Venezuela at the same date.

7. Acquisitions and disposals of subsidiaries and joint arrangements (continued) 2020 (unaudited) (continued) The effects of the transaction on the Company’s financial statements are summarized below (in billions of RUB): Treasury shares (decrease in share capital) 342 Reclassification of the foreign exchange differences (decrease in equity) 23 Deferred tax on foreign exchange differences 1 366 Less: carrying amount of investments and other assets transferred (369) Net result recorded in the statement of profit or loss (3) 25% of the assets disposed of relates to Exploration and production segment, 75% – to Refining and distribution segment. The net result of the transaction is included in Other expenses in the Consolidated statement of profit or loss for the ended December 31, 2020 (Note 13). Acquisitions of 2019 Acquisition of additional interest in LLC “Sibintek” In December 2019 the Company acquired 49.5132% shares in LLC “Sibintek” (“Sibintek”). The cash consideration paid amounted to RUB 842 million. As a result of increasing its ownership interest up to 98.5% the Company obtained control over “Sibintek” as defined in IFRS 10 Consolidated Financial Statements. “Sibintek” is a provider of IT services.

7. Acquisitions and disposals of subsidiaries and joint arrangements (continued) Acquisitions of 2019 (continued) The following table summarizes the Company’s final allocation of the purchase price to the fair value of assets acquired and liabilities assumed: ASSETS Current assets Cash and cash equivalents 2 Accounts receivable 1 Inventories 5 Prepayments and other current assets 2 Total current assets 10 Non-current assets Property, plant and equipment 7 Intangible assets 2 Total non-current assets 9 Total assets 19 LIABILITIES Current liabilities Accounts payable and accrued liabilities 15 Other tax liabilities 2 Total current liabilities 17 Non-current liabilities Deferred tax liabilities 1 Total non-current liabilities 1 Total liabilities 18 Identifiable net assets at fair value 1 Fair value of cash consideration transferred 1 Investment in associate – Consideration transferred to be included for the purpose of goodwill 1 Excluding identifiable net assets (1) Goodwill – Cash flows arising on the acquisition: Cash acquired as a result of the acquisition 2 Cash paid 1 Net cash inflow 1 Had the LLC “Sibintek” acquisition taken place at the beginning of the reporting period (January 1, 2019), revenues and net income of the combined entity would have been RUB 8,678 billion and RUB 804 billion, respectively, for the year ended December 31, 2019. As of January 13, 2020 the Company acquired the additional 1.5% of Sibintek shares for RUB 25.5 mln increasing the Company’s ownership interest in Sibintek to 100%.

7. Acquisitions and disposals of subsidiaries and joint arrangements (continued) Acquisitions of 2019 (continued) Acquisition of 100% shares in the entities of “Petersburg Fuel Company” group In July 2019 Company completed the acquisition of 100% shares in “Petersburg Fuel Company” group (“PTK”). Fair value of consideration amounted to RUB 13 billion, including contingent consideration. The acquisition of PTK is in line with the Company’s strategy aimed at developing the retail business and expanding its presence in key regions of the country. As of June 30, 2020 the Company finalized the assessment of the fair values of assets acquired and liabilities assumed. The finalized allocation of the purchase price to the fair value of assets acquired and liabilities assumed is summarized below: ASSETS Current assets Accounts receivable and other assets 1 Total current assets 1 Non-current assets Property, plant and equipment 8 Total non-current assets 8 Total assets 9 LIABILITIES Current liabilities Accounts payable and accrued liabilities 1 Loans and borrowings and other financial liabilities 1 Total current liabilities 2 Non-current liabilities Loans and borrowings and other financial liabilities 1 Deferred tax liabilities 1 Total non-current liabilities 2 Total liabilities 4 Total identifiable net assets at fair value 5 Total consideration transferred 13 Goodwill 8 As a result of the PTK acquisition, the Company became the largest player in the North-West region, and a major retail network with an even geographical distribution of gas stations has been formed. Better conditions have been created for the development and synergy of the Company’s retail business in the North-West region, due to attracting large corporate clients, the effectiveness of marketing programs for individuals, as well as increasing the profitability of the related businesses. Had the PTK acquisition taken place at the beginning of the reporting period (January 1, 2019), revenues and net profit of the combined entity for the twelve months ended December 31, 2019 would have been RUB 8,680 billion and RUB 803 billion, respectively.

7. Acquisitions and disposals of subsidiaries and joint arrangements (continued) Acquisitions of 2019 (continued) The effects of final purchase price allocation to the fair value of assets acquired and liabilities assumed on the consolidated balance sheet of the Company at December 31, 2019 are summarized below: Provisional allocation December 31, 2019 Changes Final allocation December 31, 2019 ASSETS Total current assets 2,396 – 2,396 Non-current assets Property, plant and equipment 8,713 (7) 8,706 Right-of-use assets 160 – 160 Intangible assets 69 (3) 66 Other long-term financial assets 229 – 229 Investments in associates and joint ventures 803 (2) 801 Bank loans granted 291 – 291 Deferred tax assets 33 – 33 Goodwill 85 8 93 Other non-current non-financial assets 171 – 171 Total non-current assets 10,554 (4) 10,550 Total assets 12,950 (4) 12,946 LIABILITIES AND EQUITY Total current liabilities 2,755 – 2,755 Non-current liabilities Loans and borrowings and other financial liabilities 3,033 – 3,033 Deferred tax liabilities 844 (1) 843 Provisions 343 – 343 Prepayment on long-term oil and petroleum products supply agreements 750 – 750 Other non-current liabilities 73 – 73 Total non-current liabilities 5,043 (1) 5,042 Total equity 5,152 (3) 5,149 Total liabilities and equity 12,950 (4) 12,946 8. Segment information The Company determines its operating segments based on the nature of their operations. The performance of these operating segments is assessed by management on a regular basis. The Exploration and production segment is engaged in field exploration and the production of crude oil and natural gas. The Refining and distribution segment is engaged in processing crude oil and other hydrocarbons into petroleum products, as well as in the purchase, sale and transportation of crude oil and petroleum products. Corporate and other unallocated activities are not part of any operating segment and include corporate activity, activities involved in field development, the maintenance of infrastructure and the functioning of the first two segments, as well as banking and finance services, and other activities. Substantially all of the Company’s operations and assets are located in the Russian Federation. Segment performance is evaluated based on both revenues and operating income, which are measured on the same basis as in the consolidated financial statements, but with intersegment transactions revalued at market prices.

8. Segment information (continued) The performance of the operating segments in 2020 (unaudited) is shown below: Exploration and production Refining and distribution Corporate and other unallocated activities Intercompany Consolidated Total revenues and equity share in profits of associates and joint ventures 3,057 5,821 230 (3,351) 5,757 Including: equity share in profits of associates and joint ventures 23 25 4 – 52 Costs and expenses Costs and expenses other than depreciation, depletion and amortization 2,019 5,775 273 (3,351) 4,716 Including: expenses due to COVID-19 pandemic 9 1 1 – 11 Depreciation, depletion and amortization 536 110 17 – 663 Total costs and expenses 2,555 5,885 290 (3,351) 5,379 Operating income/(loss) 502 (64) (60) – 378 Finance income – – 95 – 95 Finance expenses – – (220) – (220) Total finance expenses – – (125) – (125) Other income – – 533 – 533 Other expenses – – (463) – (463) Foreign exchange differences – – (163) – (163) Realized foreign exchange differences on hedge instruments – – 2 – 2 Income/(loss) before income tax 502 (64) (276) – 162 Income tax (expense)/benefit (96) 18 97 – 19 Net income/(loss) 406 (46) (179) – 181

8. Segment information (continued) The performance of the operating segments in 2019 is shown below: Exploration and production Refining and distribution Corporate and other unallocated activities Intercompany Consolidated Total revenues and equity share in profits of associates and joint ventures 4,781 8,641 172 (4,918) 8,676 Including: equity share in profits of associates and joint ventures 64 32 4 – 100 Costs and expenses Costs and expenses other than depreciation, depletion and amortization 2,912 8,460 230 (4,918) 6,684 Depreciation, depletion and amortization 560 113 14 – 687 Total costs and expenses 3,472 8,573 244 (4,918) 7,371 Operating income/(loss) 1,309 68 (72) – 1,305 Finance income – – 143 – 143 Finance expenses – – (227) – (227) Total finance expenses – – (84) – (84) Other income – – 11 – 11 Other expenses – – (156) – (156) Foreign exchange differences – – 64 – 64 Realized foreign exchange differences on hedge instruments – – (146) – (146) Income/(loss) before income tax 1,309 68 (383) – 994 Income tax (expense)/benefit (249) (7) 64 – (192) Net income/(loss) 1,060 61 (319) – 802 Segment assets: Exploration and production Refining and distribution Corporate and other unallocated activities Intercompany Consolidated Investments in associates and joint ventures As of December 31, 2020 (unaudited) 376 446 16 – 838 As of December 31, 2019 413 375 15 – 803 Additions to non-current assets In 2020 (unaudited) 2,623 108 37 – 2,768 In 2019 895 258 57 – 1,210 Additions to non-current assets include additions of property, plant and equipment, right-of-use assets, investments in associates and joint ventures, intangible assets.

8. Segment information (continued) Oil, gas, petroleum products and petrochemicals sales comprise the following (based on the country indicated in the bill of lading): 2020 (unaudited) 2019 International sales of crude oil, petroleum products and petrochemicals – non-CIS 3,672 6,126 International sales of crude oil, petroleum products and petrochemicals – CIS, other than Russia 190 335 Domestic sales of crude oil, petroleum products and petrochemicals 1,526 1,770 Sales of gas 240 259 Total oil, gas, petroleum products and petrochemicals sales 5,628 8,490 For the years ended December 31, 2020 and 2019 the Company had two external customers accounting for at least 10% of total revenues from sales. Revenues generated from sales to these customers amounted to 10.8% (RUB 616 billion) and 10.5% (RUB 601 billion) of total revenues from sales in 2020 and to 13.5% (RUB 1,157 billion) and 10.8% (RUB 926 billion) of total revenues from sales in 2019. These revenues are recognized under the Refining and distribution segment. The Company is not dependent on any of its customers or any one particular customer as there is a liquid market for crude oil and petroleum products. 9. Taxes other than income tax Taxes other than income tax for the years ended December 31 comprise the following: 2020 (unaudited) 2019 Mineral extraction tax 1,315 2,185 Excise tax 583 260 Property tax 40 40 Insurance contributions 85 75 Tax on additional income from production of hydrocarbons 90 96 Other 8 10 Total taxes other than income tax 2,121 2,666 10. Export customs duty Export customs duty for the years ended December 31 comprises the following: 2020 (unaudited) 2019 Export customs duty on oil sales 222 583 Export customs duty on petroleum products and petrochemicals sales 112 210 Total export customs duty 334 793

11. Finance income Finance income for the years ended December 31 comprises the following: 2020 (unaudited) 2019 Interest income on Financial assets carried: - at amortized cost 53 59 - at fair value through other comprehensive income 22 24 - at fair value through profit or loss 7 7 Long-term advances issued 4 21 Total interest income 86 111 Decrease in allowance for expected credit losses on debt financial assets carried: - at fair value through other comprehensive income 1 – - at amortised cost 1 1 Change in fair value of financial assets carried at fair value through profit or loss 4 21 Net gain from operations with derivative financial instruments – 4 Gain from disposal of financial assets – 1 Other finance income 3 5 Total finance income 95 143 12. Finance expenses Finance expenses for the years ended December 31 comprised the following: 2020 (unaudited) 2019 Interest expenses on Loans and borrowings (113) (111) Lease liability (6) (6) Prepayment on long-term oil and petroleum products supply agreements (Note 33) (42) (70) Other (14) (15) Total interest expenses (175) (202) Unwinding of discount (24) (19) Increase in allowance for expected credit losses on debt financial assets: - at fair value through other comprehensive income (3) (2) - at amortised cost (5) (3) Net loss from operations with derivative financial instruments (11) – Other finance expenses (2) (1) Total finance expenses (220) (227)

13. Other income and expenses Other income for the years ended December 31 comprises the following: 2020 (unaudited) 2019 Gain on bargain purchase (Note 7) 504 – Insurance recoveries 4 2 Other 25 9 Total other income 533 11 Other expenses for the years ended December 31 comprise the following: 2020 (unaudited) 2019 Impairment of assets (371) (77) Social payments, charity, financial aid (20) (21) Sale and disposal of property, plant and equipment and intangible assets (15) (16) Impairment of goodwill (11) – Other (46) (42) Total other expenses (463) (156) Impairment of assets As a result of the prevailing conditions in the hydrocarbon market in 2020, the Company recognized a number of impairments of property, plant and equipment and other assets. In the fourth quarter of 2020, the Company recognized an impairment loss of RUB 282 billion in relation to certain CGUs and individual oilfields in the Exploration and production segment. The recoverable amounts were determined as fair values based on discounted cash flows using the after-tax USD discount rate about 16%, long-term oil price of Brent $55/bbl and the oil production up to 2040. As a part of this impairment, the goodwill allocated to these CGUs and certain assets of the Exploration and production segment of RUB 11 billion was impaired as well. In the third quarter of 2020, the Company recognized an impairment loss of RUB 15 billion, which represents the write-down of certain properties, plant and equipment in the Exploration and production segment to their recoverable amounts. The recoverable amounts were determined at the level of several CGU’s based on their fair value. Previously, the above-mentioned assets were tested for impairment using the value-in-use method, and also individual assets (oilfields) were tested within the appropriate CGU. The shift in approach is due to a change in the Company’s plans in respect of these assets. The impairment loss in the amount of RUB 46 billion relates to the Refining and distribution segment and primarily represents the partial impairment of refining assets in Germany due to the decline in refining margins forecasts following COVID-19 situation. The recoverable amount of these assets for impairment testing purposes is determined based on the value-in-use, with a pre-tax discount rate of 5.4% in euro applied to the forecasted cash flows. An impairment loss of RUB 19 billion represents a write-down of the carrying amount of a number of assets as a result of the analysis of the Company’s exploration and evaluation assets portfolio. The remaining amount of impairment relates to a decrease in the recoverable amount of investments in certain joint ventures in the Exploration and production segment. The recoverable amount was determined at the CGU level based on its fair value.

14. Personnel expenses Personnel expenses for the years ended December 31 comprise the following: 2020 (unaudited) 2019 Salary 335 294 Statutory insurance contributions 87 76 Expenses on non-statutory defined contribution plan 10 12 Other employee benefits 20 20 Total personnel expenses 452 402 Personnel expenses are included in Production and operating expenses, General and administrative expenses and Other expenses in the consolidated statement of profit or loss. Due to COVID-19 pandemic the Company incurred additional expenses for salary and social insurance contributions of RUB 6 billion associated with forced downtime and employees stay under observation. 15. Income tax Income tax for the years ended December 31 comprise the following: 2020 (unaudited) 2019 Current income tax expense (102) (184) Deferred tax benefit/(expense) due to the origination and reversal of temporary differences 121 (8) Total income tax benefit/(expense) 19 (192) In 2012 the Company created a consolidated group of taxpayers (hereinafter “CGT”) which includes Rosneft and its subsidiaries. Rosneft became the responsible taxpayer of the CGT. At present, under the terms of the agreement the number of members in the consolidated group of taxpayers is 64. In 2020 and 2019, the Company’s subsidiaries domiciled in the Russian Federation applied the standard Russian income tax rate of 20%, except for those where regional tax relief is applied. The income tax rates applicable for subsidiaries incorporated in foreign jurisdictions are based on local regulations and vary from 0% to 34%.

15. Income tax (continued) Temporary differences between these consolidated financial statements and tax records gave rise to the following deferred income tax assets and liabilities: Consolidated balance sheet as of December 31, Consolidated statement of profit or loss for the years, ended December 31, 2020 (unaudited) 2019* 2020 (unaudited) 2019 Short-term accounts receivable 16 10 6 1 Property, plant and equipment 17 18 (1) 4 Short-term accounts payable and accrued liabilities 28 18 10 3 Loans and borrowings and other financial liabilities 9 1 7 (3) Lease liabilities 31 29 2 24 Provisions 17 12 5 (1) Tax loss carry forward 148 68 79 17 Other 32 27 3 4 Less: offset with deferred tax liabilities (244) (150) – – Deferred tax assets 54 33 111 49 Inventories (9) (10) 1 3 Property, plant and equipment (653) (643) (3) (21) Right-of-use assets (30) (32) 2 (24) Mineral rights (569) (258) 11 6 Intangible assets (5) (5) – 4 Investments in associates and joint ventures (8) (8) 1 – Other (42) (37) (2) (25) Less: offset with deferred tax assets 244 150 – – Deferred tax liabilities (1,072) (843) 10 (57) Deferred income tax (expense)/benefit 121 (8) Net deferred tax liabilities (1,018) (810) Recognized in the consolidated balance sheet as following Deferred tax assets 54 33 Deferred tax liabilities (1,072) (843) Net deferred tax liabilities (1,018) (810) * Deferred tax liabilities have been restated according to final allocation of the purchase price of “Petersburg Fuel Company” group (Note 7). The reconciliation of net deferred tax liabilities is as follows: 2020 (unaudited) 2019* As of January 1 (810) (809) Deferred tax benefit/(expense) recognized in the consolidated statement of profit or loss 121 (8) Acquisition of subsidiaries and shares in joint operations (Note 7) (322) (2) Disposal of subsidiaries 5 ‒ Deferred tax (expense)/benefit recognized in other comprehensive income (12) 9 As of December 31 (1,018) (810) * Deferred tax liabilities have been restated according to final allocation of the purchase price of “Petersburg Fuel Company” group (Note 7).

15. Income tax (continued) The reconciliation between actual income tax expense and theoretical income tax expense calculated as accounting profit multiplied by the 20% tax rate for the years ended December 31 is as follows: 2020 (unaudited) 2019 Income before income tax 162 994 Income tax at statutory rate of 20% (32) (199) Increase/(decrease) resulting from: Effect of change in unrecognized deferred tax assets (41) 1 Effect of income tax rates in other jurisdictions 7 3 Effect of special tax treatments (3) (5) Effect of income tax reliefs 13 17 Effect of equity share in profits of associates and joint ventures 10 18 Effect of tax on intercompany dividends (3) (3) Effect from goodwill impairment (2) – Effect from obtaining control over a subsidiary 100 – Effect from sale of shares in subsidiaries 5 – Effect of prior period adjustments (7) (1) Effect of non-taxable income and non-deductible expenses (28) (23) Total income tax benefit/(expense) 19 (192) Unrecognized deferred tax assets in the consolidated balance sheet for the years ended December 31, 2020 and 2019 amounted to RUB 77 billion and RUB 73 billion, respectively, related to unused tax losses. In respect of recognized deferred tax assets on tax losses carried forward management considers it probable that future taxable profits will be available for the Company against which these tax losses can be utilized. The total amount of temporary differences associated with investment in subsidiaries, for which deferred tax liabilities have not been recognized, amounted to RUB 2,042 billion as of December 31, 2020. According to Russian tax legislation undistributed profit of foreign subsidiaries recognized as controlled foreign companies may form an additional tax base for Rosneft (and for certain Russian subsidiaries holding investments in foreign entities). In particular, undistributed 2020 profits of controlled foreign companies are included in the Company’s tax base as of December 31, 2020 and recorded in the tax declaration. The consequences of taxation of controlled foreign companies are considered in the determination of current and deferred tax liabilities.

16. Non-controlling interests

Non-controlling interests include:

	As of December 31, 2020 (unaudited)		2020 (unaudited)	As of December 31, 2019		2019
	Non-controlling interest (%)	**Non-controlling interest as of the end of the year**	**Non-controlling interest in net (loss)/ income**	**Non-controlling interest (%)**	**Non-controlling interest as of the end of the year**	**Non-controlling interest in net income**
PJSC Bashneft Oil Company	**39.67**	**230**	**(10)**	39.67	248	19
JSC Taimyrneftegas	**10.00**	**133**	**–**	–	–	–
JSC Vankorneft	**54.91**	**124**	**13**	49.90	120	29
LLC Taas-Yuriakh Neftegazodobycha	**49.90**	**120**	**26**	49.90	121	30
JSC Verkhnechonskneftegaz	**20.04**	**47**	**6**	20.04	49	9
LLC Kharampurneftegas	**49.00**	**43**	**(1)**	49.00	35	1
LLC Sorovskneft	**39.67**	**25**	**1**	39.67	24	3
PJSC Ufaorgsintez	**42.66**	**18**	**–**	42.66	18	–
LLC Tagulskoe	**10.00**	**14**	**–**	–	–	–
JSC Suzun	**10.00**	**13**	**–**	–	–	–
Non-controlling interests in other entities	**various**	**14**	**(1)**	various	20	6
Total non-controlling interests		**781**	**34**		635	97

As of December 23, 2020 the Company closed a deal to sell a 10% share in JSC "Vostok Oil" for EUR 7 billion (RUB 644 billion at the exchange rate as of the cash receipt' date). The key subsidiaries of JSC "Vostok Oil" are JSC "Taimyrneftegas" and LLC "NGH-Nedra", acquired in December 2020 (Note 7), JSC "Vankorneft", JSC "Suzun" and LLC "Tagulskoe". The difference between the 10% of consolidated balance sheet value of net assets (RUB 175 billion) and the consideration received is recognized in additional paid-in capital.

Other changes in non-controlling interests recognized in the consolidated statement of changes in equity relate mainly to contributions to assets to subsidiaries with non-controlling interests.

The summarized financial information of subsidiaries that have material non-controlling interests is provided below. This information is presented before intercompany eliminations.

Summarized statement of profit or loss for 2020 (unaudited)	**PJSC Bashneft Oil Company**	**JSC Taimyr-neftegas**	**JSC Vankorneft**	**LLC Taas-Yuriakh Neftegazodobycha**
Revenues	**500**	**–**	**236**	**114**
Costs and other income and expenses	**(531)**	**–**	**(205)**	**(53)**
(Loss)/income before income tax	**(31)**	**–**	**31**	**61**
Income tax benefit/(expense)	**6**	**–**	**(5)**	**(10)**
Net (loss)/income	**(25)**	**–**	**26**	**51**
incl. attributable to non-controlling interests	***(10)***	**–**	***13***	***26***

16. Non-controlling interests (continued) Summarized statement of profit or loss for 2019 PJSC Bashneft Oil Company JSC Taimyr- neftegas JSC Vankorneft LLC Taas- Yuriakh Neftegazodobycha Revenues 768 – 383 135 Costs and other income and expenses (711) – (315) (60) Income before income tax 57 – 68 75 Income tax expense (12) – (11) (13) Net income 45 – 57 62 incl. attributable to non-controlling interests 19 – 29 30 Summarized balance sheet as at December 31, 2020 (unaudited) PJSC Bashneft Oil Company JSC Taimyr- neftegas JSC Vankorneft LLC Taas- Yuriakh Neftegazodobycha Current assets 766 19 73 40 Non-current assets 822 1,635 216 222 Total assets 1,588 1,654 289 262 Current liabilities 693 4 34 9 Non-current liabilities 226 324 39 30 Equity 669 1,326 216 223 Total equity and liabilities 1,588 1,654 289 262 incl. non-controlling interests 230 133 124 120 Dividends declared to non-controlling interests 7 – 30 18 Summarized balance sheet as at December 31, 2019 PJSC Bashneft Oil Company JSC Taimyr- neftegas JSC Vankorneft LLC Taas- Yuriakh Neftegazodobycha Current assets 916 – 70 41 Non-current assets 730 – 256 223 Total assets 1,646 – 326 264 Current liabilities 713 – 41 9 Non-current liabilities 219 – 35 29 Equity 714 – 250 226 Total equity and liabilities 1,646 – 326 264 incl. non-controlling interests 248 – 120 121 Dividends declared to non-controlling interests 11 – 52 28

17. Earnings per share For the years ended December 31 basic and diluted earnings per share comprise the following: 2020 (unaudited) 2019 Net income attributable to shareholders of Rosneft 147 705 Weighted average number of issued common shares outstanding (millions) 9,876 10,598 Total basic and diluted earnings per share (RUB) 14.88 66.52 18. Cash and cash equivalents Cash and cash equivalents comprise the following: As of December 31, 2020 (unaudited) 2019 Cash on hand and in bank accounts in RUB 56 14 Cash on hand and in bank accounts in foreign currencies 468 92 Deposits 273 109 Other 9 13 Total cash and cash equivalents 806 228 Cash accounts denominated in foreign currencies primarily comprise cash in U.S. dollars and euro. Deposits are interest bearing and denominated in RUB and U.S. dollars. Restricted cash includes the obligatory reserve of subsidiary banks with the CBR in the amount of RUB 17 billion and RUB 7 billion as of December 31, 2020 and 2019, respectively. 19. Other short-term financial assets Other short-term financial assets comprise the following: As of December 31, 2020 (unaudited) 2019 Financial assets at fair value through other comprehensive income Bonds 198 158 Promissory notes 116 151 Stocks and shares 47 46 Loans granted under reverse repurchase agreements 56 55 Financial assets at amortized cost Bonds 1 1 Loans issued 20 7 Loans issued to associates and joint ventures – 19 Deposits and certificates of deposit 363 60 Financial assets at fair value through profit or loss Deposits 1 1 Bonds 15 1 Derivative financial instruments – 2 Total other short-term financial assets 817 501

19. Other short-term financial assets (continued)

As of December 31, 2020 and 2019 bonds and notes at fair value through other comprehensive income comprised the following:

	2020 (unaudited)			2019		
Type of security	**Balance**	**Interest rate p.a.**	**Date of maturity**	**Balance**	**Interest rate p.a.**	**Date of maturity**
State and municipal bonds	**25**	2.5-12.66%	2021-2033	21	2.5-12.66%	2020-2033
Corporate bonds	**173**	2.95-14.25%	2021-2048	137	3.15-14.25%	2020-2029
Promissory notes	**116**	3.8-9.0%	2021-2025	151	3.8-9.0%	2020-2023
Total	**314**			309		

Investments in stocks and shares within other short-term financial assets are not held for trading and were designated to the FVOCI category at initial application of IFRS 9 *Financial Instruments*, or at their initial recognition (in respect of stocks and shares acquired after January 1, 2018).

As of December 31, 2020, deposits and certificates of deposit are denominated mainly in U.S. dollars and euros and earn interest from 0.4% to 3.7% p.a.

Financial assets at amortized cost are presented net of allowance for expected credit losses in the amount of RUB 4 billion as of December 31, 2020. The allowance for expected credit losses on financial assets at fair value through other comprehensive income in the amount of RUB 10 billion as of December 31, 2020 is recognized in other comprehensive income.

Set out below is the movement in the allowance for expected credit losses on other short-term financial assets:

	As of January 1, 2020 (unaudited)	Increase in allowance	Decrease in allowance	Reclassification	As of December 31, 2020 (unaudited)
Loss allowance at an amount equal to 12-month expected credit losses:					
- on financial assets at fair value through other comprehensive income	**8**	3	(1)	–	**10**
- on financial assets at amortized cost	**1**	1	–	–	**2**
Loss allowance at an amount equal to lifetime expected credit losses:					
- on financial assets at amortized cost	**2**	–	–	–	**2**

As of December 31, 2020 the Company has no financial assets, which were credit-impaired at initial recognition.

20. Accounts receivable

Accounts receivable include the following:

	As of December 31,	
	2020 (unaudited)	**2019**
Trade receivables	**497**	678
Other accounts receivable	**55**	37
Total	**552**	715
Allowance for expected credit losses	**(84)**	(95)
Total accounts receivable, net of allowance	**468**	620

20. Accounts receivable (continued) As of December 31, 2020 and 2019 accounts receivable were not pledged as collateral for loans and borrowings provided to the Company, except as discussed in Note 30. Set out below is the movement in the allowance for expected credit losses on accounts receivable: As of January 1, 2020 (unaudited) Increase in allowance Decrease in allowance As of December 31, 2020 (unaudited) Allowance at an amount equal to 12-month expected credit losses on trade receivables 47 13 (44) 16 Allowance at an amount equal to lifetime expected credit losses on trade receivables 27 13 – 40 Allowance for expected credit losses on other accounts receivable 21 19 (12) 28 Total 95 45 (56) 84 Due to overall high credit quality and short-term nature of trade receivables, the allowance for expected credit losses for significant counterparties is determined based on 12-month expected credit losses. The Company has no trade receivables that were credit impaired upon initial recognition. Allowance at the amount equal to lifetime expected credit losses was recognized during the reporting period due to occurrence of credit impairment of an asset, which was not credit impaired upon initial recognition. There was no significant deterioration in the credit quality of trade and other accounts receivable due to COVID-19 pandemic. Uncertainties due to COVID-19 pandemic may exist in the future, and as a result, actual losses may differ from expected credit losses on accounts receivable. 21. Inventories Inventories comprise the following: As of December 31, 2020 (unaudited) 2019 Crude oil and gas 86 135 Petroleum products and petrochemicals 145 186 Materials and supplies 130 117 Total inventories 361 438 Petroleum products and petrochemicals include those designated both for sale and for own use. For the years ended December 31: 2020 (unaudited) 2019 Cost of inventories recognized as an expense during the period 827 1,669 The cost of inventories recognized as expense during the period is included in Production and operating expenses, Cost of purchased oil, gas, petroleum products and refining costs and General and administrative expenses in the consolidated statement of profit or loss. As of March 31, 2020 following a significant decrease in oil prices, the cost of inventories were written down to the lower of cost or net realizable value, with the resulting expense recognized within “Production and operating expenses” in the consolidated statement of profit or loss in the amount of RUB 16 billion.

22. Prepayments and other current assets

Prepayments and other current assets comprise the following:

	As of December 31, 2020 (unaudited)	2019
Value added tax and excise receivable	**161**	183
Prepayments to suppliers:	**124**	209
- Current portion of long-term prepayments issued	***5***	*64*
Settlements with customs	**13**	34
Profit and other tax payments	**15**	35
Other	**9**	8
Total prepayments and other current assets	**322**	469

Settlements with customs primarily represent export duties related to the export of crude oil and petroleum products (Note 10).

23. Property, plant and equipment

	Exploration and production	Refining and distribution	Corporate and other unallocated activities	Total
Cost as of January 1, 2019	9,709	2,334	154	12,197
Depreciation, depletion and impairment losses as of January 1, 2019	(3,176)	(598)	(54)	(3,828)
Net book value as of January 1, 2019	6,533	1,736	100	8,369
Prepayments for property, plant and equipment as of January 1, 2019	9	15	29	53
Total as of January 1, 2019	6,542	1,751	129	8,422
Cost				
Acquisitions of subsidiaries and shares in joint operations (Note 7)	–	8	7	15
Additions	874	112	8	994
Including capitalized expenses on loans and borrowings	*130*	*45*	–	*175*
Disposals and other movements	(43)	(6)	(14)	(63)
Foreign exchange differences	(94)	(29)	(2)	(125)
Cost of asset retirement (decommissioning) obligations	94	–	–	94
As of December 31, 2019	10,540	2,419	153	13,112
Depreciation, depletion and impairment losses				
Depreciation and depletion charge	(556)	(95)	(9)	(660)
Disposals and other movements	19	6	6	31
Impairment of assets	(2)	(61)	–	(63)
Foreign exchange differences	43	5	2	50
As of December 31, 2019	(3,672)	(743)	(55)	(4,470)
Net book value as of December 31, 2019	6,868	1,676	98	8,642
Prepayments for property, plant and equipment as of December 31, 2019	17	13	34	64
Total as of December 31, 2019	6,885	1,689	132	8,706

23. Property, plant and equipment (continued)

	Exploration and production	Refining and distribution	Corporate and other unallocated activities	Total
Cost as of January 1, 2020 (restated) (unaudited)	**10,537**	**2,419**	**156**	**13,112**
Depreciation, depletion and impairment losses as of January 1, 2020 (restated) (unaudited)	**(3,670)**	**(743)**	**(57)**	**(4,470)**
Net book value as of January 1, 2020 (restated) (unaudited)	**6,867**	**1,676**	**99**	**8,642**
Prepayments for property, plant and equipment as of January 1, 2020	**17**	**13**	**34**	**64**
Total as of January 1, 2020 (restated) (unaudited)	**6,884**	**1,689**	**133**	**8,706**
Cost				
Acquisitions of subsidiaries (Note 7)	**1,652**	–	–	**1,652**
Additions	**846**	**92**	**21**	**959**
Including capitalized expenses on loans and borrowings	***124***	***38***	–	***162***
Disposals and other movements	**(628)**	**(17)**	**(7)**	**(652)**
Foreign exchange differences	**156**	**61**	**2**	**219**
Cost of asset retirement (decommissioning) obligations	**73**	–	–	**73**
As of December 31, 2020 (unaudited)	**12,636**	**2,555**	**172**	**15,363**
Depreciation, depletion and impairment losses				
Depreciation and depletion charge	**(531)**	**(97)**	**(10)**	**(638)**
Disposals and other movements	**515**	**7**	**2**	**524**
Impairment of assets	**(305)**	**(45)**	–	**(350)**
Foreign exchange differences	**(75)**	**(14)**	**(2)**	**(91)**
As of December 31, 2020 (unaudited)	**(4,066)**	**(892)**	**(67)**	**(5,025)**
Net book value as of December 31, 2020 (unaudited)	**8,570**	**1,663**	**105**	**10,338**
Prepayments for property, plant and equipment as of December 31, 2020	**21**	**41**	**1**	**63**
Total as of December 31, 2020 (unaudited)	**8,591**	**1,704**	**106**	**10,401**

The cost of construction in progress included in property, plant and equipment was RUB 4,460 billion and RUB 2,640 billion as of December 31, 2020 and 2019, respectively.

Cost, Depreciation, depletion and impairment losses, Net book value as of January 1, 2019 include the effects of the initial application of IFRS 16 *Leases* (Note 24).

As of January 1, 2020, certain items of property, plant and equipment were reallocated between segments Exploration and production and Corporate and other activities due to the changes in the management structure.

The depreciation charge includes depreciation which was capitalized as part of the construction cost of property, plant and equipment and the cost of inventory in the amount of RUB 14 billion and RUB 14 billion for the years ended December 31, 2020 and 2019, respectively.

The Company capitalized RUB 162 billion (including RUB 131 billion in capitalized interest expense) and RUB 175 billion (including RUB 158 billion in capitalized interest expense) of expenses on loans and borrowings in 2020 and 2019, respectively.

23. Property, plant and equipment (continued) During 2020 and 2019 the Company received government grants for capital expenditures in the amount of RUB 3 billion and RUB 8 billion, respectively. Grants are accounted for as a reduction to the cost of additions in the Exploration and production segment. The weighted average rates used to determine the amount of borrowing costs eligible for capitalization are 5.50% and 7.00% p.a. in 2020 and 2019, respectively. Exploration and evaluation assets Exploration and evaluation assets included in the Exploration and production segment, including mineral rights to unproved properties, comprise the following: 2020 (unaudited) 2019 Cost as of January 1 420 397 Impairment losses as of January 1 (15) (17) Net book value as of January 1 405 380 Cost Disposal of subsidiaries (Note 7) (27) – Acquisition of subsidiaries (Note 7) 1,622 – Capitalized expenditures 68 53 Reclassified to development assets (15) (14) Expensed (6) (4) Foreign exchange differences 13 (12) As of December 31 2,075 420 Impairment losses Accrual of impairment reserve (22) (1) Foreign exchange differences 1 3 As of December 31 (36) (15) Net book value as of December 31 2,039 405 Provision for asset retirement (decommissioning) obligations The cost of asset retirement (decommissioning) obligations was RUB 222 billion and RUB 161 billion as of December 31, 2020 and 2019, respectively, and was included in Property, plant and equipment. Discount rate, applied for asset retirement obligations calculation decreased by 0.9%.

24. Lease agreements

Set out below is the movement in the right-of-use assets for 2019:

	Exploration and production	Refining and distribution	Corporate and other unallocated activities	Total
Cost as of January 1, 2019	67	82	37	186
Depreciation and impairment losses as of January 1, 2019	(27)	(14)	(1)	(42)
Net book value as of January 1, 2019	40	68	36	144
Cost				
Acquisitions of subsidiaries and shares in joint operations (Note 7)	–	–	–	–
Additions	15	5	28	48
Disposals and other movements	(2)	(2)	(1)	(5)
Foreign exchange differences	(1)	–	–	(1)
Cost of asset retirement (decommissioning) obligations	–	–	–	–
As of December 31, 2019	79	85	64	228
Depreciation and impairment losses				
Depreciation charge	(15)	(8)	(4)	(27)
Disposals and other movements	1	(2)	1	–
Impairment of assets	–	–	–	–
Foreign exchange differences	1	–	–	1
As of December 31, 2019	(40)	(24)	(4)	(68)
Net book value as of December 31, 2019	39	61	60	160

Set out below is the movement in the right-of-use assets for 2020 (unaudited):

	Exploration and production	Refining and distribution	Corporate and other unallocated activities	Total
Cost as of December 31, 2019	**79**	**85**	**64**	**228**
Depreciation and impairment losses as of January 1, 2020	**(40)**	**(24)**	**(4)**	**(68)**
Net book value as of December 31, 2019	**39**	**61**	**60**	**160**
Cost				
Acquisitions of subsidiaries and shares in joint operations (Note 7)	**–**	**–**	**–**	**–**
Additions	**26**	**7**	**5**	**38**
Disposals and other movements	**(10)**	**(4)**	**(2)**	**(16)**
Foreign exchange differences	**2**	**1**	**1**	**4**
Cost of asset retirement (decommissioning) obligations	**–**	**–**	**–**	**–**
As of December 31, 2020	**97**	**89**	**68**	**254**
Depreciation and impairment losses				
Depreciation charge	**(19)**	**(10)**	**(5)**	**(34)**
Disposals and other movements	**4**	**1**	**–**	**5**
Impairment of assets	**–**	**–**	**–**	**–**
Foreign exchange differences	**(1)**	**(1)**	**–**	**(2)**
As of December 31, 2020	**(56)**	**(34)**	**(9)**	**(99)**
Net book value as of December 31, 2020	**41**	**55**	**59**	**155**

24. Lease agreements (continued) Set out below is the movement of lease liabilities for 2019 and 2020 (unaudited): As of January 1, 2019 Additions and other movements Interest expense Foreign exchange differences Payments As of December 31, 2019 Lease liabilities 130 46 12 (5) (37) 146 As of December 31, 2019 Additions and other movements Interest expense Foreign exchange differences Payments As of December 31, 2020 Lease liabilities 146 27 12 12 (40) 157 Within the income statement for 2020 the following expenses were recognized: expenses related to land leases for exploration and production purposes as well as leases of wells (RUB 2 billion), short-term lease expenses (RUB 7 billion), low value lease expenses and non-lease components of leases (RUB 1 billion). Variable lease payment expenses for the period were not material. The range of discount rates applied in calculating right-of-use assets and related lease liabilities, depending on the lease term, is presented below for the main contracting currencies: As of December 31, 2019 As of December 31, 2020 (unaudited) Ruble 6.46-7.77% 5.04-6.99% US dollar 2.66-5.11% 1.52-3.40% The total cash outflow under leases, including cash payments under contracts outside the scope of IFRS 16 (exceptions and practical expedients listed above) amounted to RUB 50 billion in 2020 (unaudited). The future cash outflows relating to leases that have not yet commenced are disclosed in Note 40.

25. Intangible assets and goodwill

Intangible assets and goodwill comprise the following:

	Development cost	Computer software	Other intangible assets	Total intangible assets	Goodwill
Cost as of January 1, 2019	8	32	44	84	85
Amortization as of January 1, 2019	(1)	(15)	(11)	(27)	–
Net book value as of January 1, 2019	7	17	33	57	85
Cost					
Additions	–	15	6	21	–
Additions – internal developments	2	–	–	2	–
Acquisition of subsidiaries (Note 7)	–	2	–	2	8
Disposals	–	(1)	–	(1)	–
Foreign exchange differences	–	–	(1)	(1)	–
As of December 31, 2019	10	48	49	107	93
Amortization					
Amortization charge	–	(5)	(10)	(15)	–
Disposal of amortization	–	–	1	1	–
Foreign exchange differences	–	–	–	–	–
As of December 31, 2019	(1)	(20)	(20)	(41)	–
Net book value as of December 31, 2019	9	28	29	66	93
Cost as of January 1, 2020	**10**	**48**	**49**	**107**	**93**
Amortization as of January 1, 2020	**(1)**	**(20)**	**(20)**	**(41)**	**–**
Net book value as of January 1, 2020 (unaudited)	**9**	**28**	**29**	**66**	**93**
Cost					
Additions	**–**	**6**	**11**	**17**	**–**
Additions – internal developments	**3**	**–**	**4**	**7**	**–**
Acquisition of subsidiaries (Note 7)	**–**	**–**	**1**	**1**	**–**
Disposals	**(1)**	**–**	**(1)**	**(2)**	**(11)**
Foreign exchange differences	**–**	**–**	**1**	**1**	**–**
As of December 31, 2020 (unaudited)	**12**	**54**	**65**	**131**	**82**
Amortization					
Amortization charge	**–**	**(2)**	**(8)**	**(10)**	**–**
Disposal of amortization	**–**	**–**	**–**	**–**	**–**
Foreign exchange differences	**–**	**–**	**–**	**–**	**–**
As of December 31, 2020(unaudited)	**(1)**	**(22)**	**(28)**	**(51)**	**–**
Net book value as of December 31, 2020 (unaudited)	**11**	**32**	**37**	**80**	**82**

25. Intangible assets and goodwill (continued) December 31, 2020 (unaudited) December 31, 2019 Goodwill Exploration and production 74 85 Refining and distribution 8 8 Total 82 93 The Company performs its annual goodwill impairment test as of October 1 of each year. The impairment test was carried out at the beginning of the fourth quarter of each year using the data that was appropriate at that time. Due to the excess of value in use over identified net assets for both the Exploration and production segment and the Refining and distribution segment no impairment of goodwill was identified in 2020. The Company estimates the value in use of the operating segments using a discounted cash flow model. Future cash flows are adjusted for risks specific to each segment and discounted using a rate that reflects current market assessments of the time value of money and the risks specific to each segment, for which the future cash flow estimates have not been adjusted. The Company’s business plan, approved by the Company’s Board of Directors, is the primary source of information for the determination of the operating segments’ value in use. The business plan contains internal forecasts of oil and gas production, refinery throughputs, revenues, operating and capital expenditures. As an initial step in the preparation of these plans, various assumptions, such as concerning crude oil and natural gas prices, ruble exchange rate and cost inflation rates, are set. These assumptions take into account the current prices, U.S. dollar and RUB inflation rates, other macroeconomic factors and historical trends, as well as market volatility. In determining the value in use for the Exploration and production operating segment, twelve-year period cash flows calculated on the basis of the Company management’s forecasts are discounted and aggregated with the segment’s terminal value. The use of a forecast period longer than five years originates from the industry’s average investment cycle. In determining the value in use for the Refining and distribution operating segment, five-year period cash flows calculated on the basis of the Company management’s forecasts are discounted and aggregated with the segment’s terminal value. For the calculation of the terminal value of the Company’s segments in the post-outlook period the Gordon model is used. Key assumptions applied to the calculation of value in use Discounted cash flows are most sensitive to changes in the following factors: • Oil prices. For the purposes of the impairment testing the Urals oil price was forecasted as follows: RUB 3.3 thousand per barrel, RUB 3.4 thousand per barrel, RUB 3.5 thousand per barrel for 2021, 2022 and 2023, respectively, and RUB 3.6 per barrel from 2024 onwards. • Production and sales volumes. Estimated production and sales volumes were based on the business plan. • The discount rates. The discount rate calculation is based on the Company’s weighted average cost of capital adjusted to reflect the pre-tax discount rate and the discount rate was 8.6% p.a. and 6.4% p.a. for the Exploration and production segment and for the Refining and distribution segment, respectively. In 2020 a part of goodwill relating to the impaired properties, plant and equipment of the Exploration and production segment was written off (Note 13). As of December 31, 2020 and 2019 the Company did not have any intangible assets with indefinite useful lives. As of December 31, 2020 and 2019 no intangible assets have been pledged as collateral.

26. Other long-term financial assets Other long-term financial assets comprise the following: As of December 31, 2020 (unaudited) 2019 Financial assets at fair value through other comprehensive income Shares and participating interests 37 21 Financial assets at amortized cost Bonds 26 26 Loans granted 22 18 Loans granted to associates and joint ventures 6 12 Deposits and certificates of deposit 25 20 Other accounts receivable 13 10 Financial assets at fair value through profit or loss Deposits 144 122 Other 2 – Total other long-term financial assets 275 229 Bank deposits are denominated in rubles, U.S. dollars and euros and earn interest from 1.5% to 8.75% p.a. Bonds mainly include federal loan bonds. No long-term financial assets were pledged as collateral as of December 31, 2020 and 2019. Set out below is the movement in the allowance for expected credit losses on other long-term financial assets: As of January 1, 2020 (unaudited) Increase in allowance Decrease in allowance Reclas- sification As of December 31, 2020 (unaudited) Allowance at an amount equal to 12-month expected credit losses: - on financial assets at amortized cost 1 – (1) – – Allowance at an amount equal to lifetime expected credit losses: - on financial assets at amortized cost 15 4 – – 19 As of December 31, 2020 the Company has no financial assets, which were credit-impaired at initial recognition.

27. Investments in associates and joint ventures

Investments in associates and joint ventures comprise the following:

Name of investee	Country	Core activity	Company's share as of December 31, 2020, %	As of December 31, 2020 (unaudited)	As of December 31, 2019
Joint ventures					
PJSC NGK Slavneft	Russia	Exploration and production	49.96	**172**	175
Kurdistan Pipeline Company Pte. Ltd	Singapore	Logistics	60.00	**152**	123
Petromonagas S.A.	Venezuela	Exploration and production	–	**–**	24
Taihu Ltd (OJSC Udmurtneft)	Cyprus	Exploration and production	51.00	**84**	75
Messoyahaneftegaz JSC	Russia	Exploration and production	50.00	**57**	50
KrasGeoNaz LLC (note 7)	Russia	Exploration and production	51.00	**35**	–
Petrovictoria S.A.	Venezuela	Exploration and production	–	**–**	28
National Oil Consortium LLC	Venezuela	Exploration and production	–	**–**	25
TZK Vnukovo	Russia	Distribution	50.00	**18**	17
Arktikshelfneftegaz JSC	Russia	Exploration and production	50.00	**1**	2
SIA ITERA Latvija	Latvia	Holding company	66.00	**3**	2
Other	various		various	**18**	16
Associates					
Nayara Energy Limited	India	Refining and distribution	49.13	**255**	219
Purgaz CJSC	Russia	Exploration and production	49.00	**28**	27
Petrocas Energy International Ltd	Cyprus	Logistics	49.00	**11**	10
Nizhnevartovskaya TPP JSC	Russia	Power plant	25.01	**4**	3
Other	various		various	**8**	5
Total associates and joint ventures				**846**	801

In respect of associates and joint ventures, where the Company's share exceeds 50%, the Company does not have an ability to solely direct their relevant activities.

Set out below is the movement in the investments in associates and joint ventures:

	Joint ventures	Associates	Total
As of January 1, 2020	**537**	**264**	**801**
Equity share in profits of associates and joint ventures	**50**	**2**	**52**
Dispose of investments	**(74)**	**–**	**(74)**
Dividends accrued	**(32)**	**–**	**(32)**
Impairment	**(19)**	**–**	**(19)**
Decrease of interest in subsidiary	**35**	**–**	**35**
Acquisition of interest and additional capital contribution to the associates and joint ventures	**2**	**2**	**4**
Foreign exchange differences on translation of foreign operations	**41**	**39**	**80**
Equity share in other comprehensive loss of associates	**–**	**(1)**	**(1)**
As of December 31, 2020 (unaudited)	**540**	**306**	**846**

27. Investments in associates and joint ventures (continued) The equity share in profits/(losses) of associates and joint ventures comprised the following: Company’s share as of December 31, 2019, % Share in income/(loss) of equity investees 2020 (unaudited) 2019 Messoyahaneftegaz JSC 50.00 17 30 Petromonagas S.A. – 1 5 PJSC NGK Slavneft 49.96 (3) 8 Taihu Ltd 51.00 9 19 Kurdistan Pipeline Company Pte. Ltd 60.00 23 25 Other various 5 13 Total equity share in profits of associates and joint ventures 52 100 The unrecognized share of losses of associates and joint ventures comprised the following: Name of investee As of December 31, 2020 (unaudited) 2019 LLC Veninneft 2 2 LLP Adai Petroleum Company 9 8 Boqueron S.A. – 2 Petroperija S.A. – 4 Total unrecognized share of losses of associates and joint ventures 11 16 Summarized financial information of significant associates and joint ventures as of December 31, 2020 and 2019 is presented below: Nayara Energy Limited As of December 31, 2020 (unaudited) 2019 Cash 62 28 Other current assets 119 105 Non-current assets 404 369 Total assets 585 502 Current financial liabilities (68) (34) Other current liabilities (236) (161) Non-current financial liabilities (75) (87) Other non-current liabilities (175) (191) Total liabilities (554) (473) Net assets 31 29 The Company’s share, % 49.13 49.13 The Company’s total share in net assets 15 14 Goodwill 240 205 Total 255 219

27. Investments in associates and joint ventures (continued) Nayara Energy Limited 2020 (unaudited) 2019 Revenues 855 923 Finance expenses (22) (26) Depreciation, depletion and amortization (24) (23) Other expenses (815) (873) (Loss)/income before tax (6) 1 Income tax 7 8 Net income 1 9 The Company’s share, % 49.13 49.13 The Company’s total share in net income – 4 The Company’s total share in other comprehensive loss (1) (4) The Company’s share in total comprehensive loss (1) – 2020 (unaudited) 2019 As of January 1 219 251 Equity share in net income – 4 Foreign exchange differences on translation of foreign operations 37 (32) Equity share in other comprehensive loss (1) (4) As of December 31 255 219 The Company’s share in contingent liabilities as of December 31, 2020 amounted to RUB 29 billion. As of December 31, PJSC NGK Slavneft 2020 (unaudited) 2019 Cash 2 3 Other current assets 48 97 Non-current assets 559 513 Total assets 609 613 Current financial liabilities (30) (21) Other current liabilities (48) (67) Non-current financial liabilities (119) (122) Other non-current liabilities (68) (53) Total liabilities (265) (263) Net assets 344 350 The Company’s share, % 49.96 49.96 The Company’s total share in net assets 172 175

27. Investments in associates and joint ventures (continued) PJSC NGK Slavneft 2020 (unaudited) 2019 Revenues 175 316 Finance income – 1 Finance expenses (13) (12) Depreciation, depletion and amortization (44) (48) Other expenses (124) (232) (Loss)/income before tax (6) 25 Income tax – (9) Net (loss)/income (6) 16 The Company’s share, % 49.96 49.96 The Company’s total share in net (loss)/income (3) 8 The Company’s share in total comprehensive (loss)/income (3) 8 2020 (unaudited) 2019 As of January 1 175 167 Equity share in net (loss)/income (3) 8 As of December 31 172 175 As of December 31, Messoyahaneftegaz JSC 2020 (unaudited) 2019 Current assets 32 27 Non-current assets 223 204 Total assets 255 231 Current financial liabilities (17) (99) Other current liabilities (21) (16) Non-current financial liabilities (85) – Other non-current liabilities (18) (16) Total liabilities (141) (131) Net assets 114 100 The Company’s share, % 50.00 50.00 The Company’s total share in net assets 57 50 Messoyahaneftegaz JSC 2020 (unaudited) 2019 Revenues 98 141 Finance expenses (5) (7) Depreciation, depletion and amortization (21) (16) Other expenses (30) (47) Income before tax 42 71 Income tax (7) (12) Net income 35 59 The Company’s share, % 50.00 50.00 The Company’s total share in net income 17 30 The Company’s share in total comprehensive income 17 30

27. Investments in associates and joint ventures (continued) 2020 (unaudited) 2019 As of January 1 50 37 Equity share in net income 17 30 Accrued dividends (10) (17) As of December 31 57 50 As of December 31, Kurdistan Pipeline Company Pte. Ltd 2020 (unaudited) 2019 Current assets 31 17 Non-current assets 223 196 Total assets 254 213 Current liabilities (1) (8) Non-current liabilities – – Total liabilities (1) (8) Net assets 253 205 The Company’s share, % 60.00 60.00 The Company’s total share in net assets 152 123 Kurdistan Pipeline Company Pte. Ltd 2020 (unaudited) 2019 Revenues 15 11 Finance income 27 44 Finance expenses – – Depreciation, depletion and amortization – – Other expenses (3) (2) Income before tax 39 53 Income tax – – Net income 39 53 The Company’s share, % 60.00 60.00 The Company’s total share in net income 23 32 The Company’s share in total comprehensive income 23 32 2020 (unaudited) 2019 As of January 1 123 – Acquisition of interest and additional capital contribution – 128 Equity share in net income 23 25 Accrued dividends (20) (19) Foreign exchange differences on translation of foreign operations 26 (11) As of December 31 152 123

27. Investments in associates and joint ventures (continued) In January 2019 part of the long-term advances issued in 2017 amounting to RUB 128 billion (including accrued interest) was reclassified as the Company’s capital contribution to the joint venture, which operates the oil pipeline in Iraqi Kurdistan. As of December 31, Taihu Ltd 2020 (unaudited) 2019 Cash 10 41 Other current assets 15 19 Non-current assets 177 127 Total assets 202 187 Current liabilities (14) (20) Non-current financial liabilities – (1) Other non-current liabilities (23) (19) Total liabilities (37) (40) Net assets 165 147 The Company’s share, % 51.00 51.00 The Company’s total share in net assets 84 75 Taihu Ltd 2020 (unaudited) 2019 Revenues 89 145 Finance income 5 4 Finance expenses (1) (2) Depreciation, depletion and amortization (6) (6) Other expenses (67) (110) Income before tax 20 31 Income tax (3) (6) Net income 17 25 The Company’s share, % 51.00 51.00 The Company’s total share in net income 9 13 The Company’s share in total comprehensive income 9 13 2020 (unaudited) 2019 As of January 1 75 58 Equity share in net income 9 19 Foreign exchange differences on translation of foreign operations – (2) As of December 31 84 75

28. Other non-current non-financial assets Other non-current non-financial assets comprise the following: As of December 31, 2020 (unaudited) 2019 Long-term advances issued 170 169 Other 2 2 Total other non-current non-financial assets 172 171 Long-term advances issued represent primarily advance payments under contracts for future crude oil purchases. 29. Accounts payable and accrued liabilities Accounts payable and accrued liabilities comprise the following: As of December 31, 2020 (unaudited) 2019 Financial liabilities Accounts payable to suppliers and contractors 422 544 Current operating liabilities of subsidiary banks 724 438 Salary and related benefits payable 111 102 Dividends payable 1 1 Cash consideration payable (Note 7) 100 – Obligation to transfer the assets (Note 7) 82 – Other accounts payable 42 19 Total financial liabilities 1,482 1,104 Non-financial liabilities Short-term advances received 64 58 Total accounts payable and accrued liabilities 1,546 1,162 Trade and other payables are non-interest bearing.

30. Loans and borrowings and other financial liabilities Loans and borrowings and other financial liabilities comprise the following: As of December 31, Currency 2020 (unaudited) 2019 Long-term Bank loans RUB 807 397 Bank loans US$, euro 913 745 Bonds RUB 581 548 Eurobonds US$ 150 157 Borrowings RUB 122 111 Other borrowings RUB 744 503 Other borrowings US$ 750 643 Less: current portion of long-term loans and borrowings (452) (315) Total long-term loans and borrowings 3,615 2,789 Lease liabilities 157 146 Other long-term financial liabilities 56 116 Less: current portion of long-term lease liabilities (18) (18) Total long-term loans and borrowings and other financial liabilities 3,810 3,033 Short-term Bank loans RUB 90 87 Bank loans US$, euro 6 36 Borrowings RUB – 1 Borrowings US$ 16 7 Other borrowings RUB 49 159 Other borrowings US$ 7 3 Current portion of long-term loans and borrowings 452 315 Total short-term loans and borrowings and current portion of long-term loans and borrowings 620 608 Current portion of long-term lease liabilities 18 18 Other short-term financial liabilities 147 168 Short-term liabilities related to derivative financial instruments 13 1 Total short-term loans and borrowings and other financial liabilities 798 795 Total loans and borrowings and other financial liabilities 4,608 3,828 Long-term loans and borrowings Long-term bank loans comprise the following: Currency Interest rate p.a. Maturity date As of December 31, 2020 (unaudited) 2019 US$ LIBOR + 2.60% – 4.40% 2024-2029 801 743 EUR 2.00% – 2.55% 2022 112 2 RUB CBKR + 0.50% – 8.50% 2021-2025 807 397 Total 1,720 1,142 Debt issue costs – – Total long-term bank loans 1,720 1,142 Long-term bank loans from a foreign bank denominated in U.S. dollars are partially secured by oil export contracts. If the Company fails to make timely debt repayments, the terms of such contracts normally provide the lender with the express right of claim to contractual revenue in the amount of the late loan repayments, which the purchaser generally remits directly through transit currency accounts with the lender banks. The outstanding balance of Accounts receivable arising from such contracts amounts to RUB 22 billion and RUB 32 billion as of December 31, 2020 and 2019, respectively, and is included in Trade receivables.

30. Loans and borrowings and other financial liabilities (continued)

Long-term loans and borrowings (continued)

In 2020 the Company drew down funds under long-term fixed and floating rates loans from Russian banks.

Interest-bearing RUB denominated bearer bonds in circulation comprise the following:

						As of December 31,	
	Security ID	Date of issue	Date of maturity	Total volume in RUB billions	Coupon (%)	2020 (unaudited)	2019
Bonds	04,05	10.2012	10.2022[1]	20	7.90%	**20**	20
Bonds	07,08	03.2013	03.2023[1]	30	7.30%	**31**	31
Bonds	06[6],09[6],10[6]	06.2013	05.2023[1]	40	7.00%	**5**	1
SE Bonds	БО-05, БО-06	12.2013	12.2023	40	6.65%[5]	**26**	10
SE Bonds	БО-01, БО-07	02.2014	02.2024	35	8.90%	**36**	36
SE Bonds	БО-02, БО-03, БО-04 БО-09[4]	12.2014	11.2024[1]	65	9.40%	**55**	55
SE Bonds[4]	БО-08, БО-10 БО-11, БО-12, БО-13 БО-14	12.2014	11.2024[1]	160	9.40%[5]	–	–
SE Bonds[2]	БО-15, БО-16 БО-17, БО-24	12.2014[2]	12.2020[1]	400	7.85%	–	–
SE Bonds	БО-18, БО-19, БО-20 БО-21, БО-22, БО-23 БО-25, БО-26	01.2015[2]	01.2021	400	6.30%[5]	–	–
SE Bonds[4]	001P-01	12.2016[2]	11.2026	600	4.35%[5]	–	–
SE Bonds	001P-02	12.2016	12.2026	30	9.39%[5]	**30**	30
SE Bonds	001P-03	12.2016	12.2026[1]	20	9.50%[5]	**20**	20
SE Bonds	001P-04	05.2017	04.2027	40	8.65%[5]	**41**	41
SE Bonds	001P-05	05.2017[2]	05.2025[1]	15	8.60%[5]	**15**	15
SE Bonds[4]	001P-06, 001P-07	07.2017	07.2027	266	8.50%[5]	–	–
SE Bonds[4]	001P-08	10.2017	09.2027	100	4.35%[5]	–	–
SE Bonds[4]	002P-01, 002P-02	12.2017	11.2027	600	4.35%[5]	–	–
SE Bonds	002P-03	12.2017	12.2027	30	7.75%[5]	**30**	30
SE Bonds	002P-04	02.2018	02.2028	50	7.50%[5]	**51**	51
SE Bonds	002P-05	03.2018	02.2028	20	7.30 %[5]	**20**	21
SE Bonds	002P-06, 002P-07	04.2019[2]	03.2029	30	8.70%[5]	**31**	31
SE Bonds	002P-08	07.2019	07.2029	25	7.95%[5]	**26**	26
SE Bonds	002P-09	10.2019[2]	10.2029	25	7.10%[5]	**25**	25
SE Bonds	002P-10	06.2020[2]	05.2030	15	5.80%[5]	**14**	–
SE Bonds	003P-01, 003P-02	11.2020	11.2030	800	4.35%[5]	–	–
Bonds of subsidiary banks:							
SE Bonds[7]	001P-01	10.2017	10.2020[1]	10	8.50%	–	10
SE Bonds	001P-02	02.2018	07.2021[1]	5	7.80%[5]	**5**	5
SE Bonds	001P-03	03.2019[2]	03.2024	5	8.85%[5]	**5**	5
SE Bonds	001P-04	05.2020[2]	05.2025	5	6.50%[5]	**5**	–
SE Bonds	001P-05	09.2020[2]	09.2025	5	5.80%[5]	**5**	–
SE Bonds	БО-02[6]	08.2014[3]	08.2034[1]	3	0.51%[5]	–	–
SE Bonds	БО-03[6]	07.2015[3]	06.2035[1]	4	0.51%[5]	–	–
SE Bonds	БО-П01	09.2015[3]	08.2035[1]	5	0.51%[5]	–	–
SE Bonds	БО-П02	10.2015[3]	09.2035[1]	4	0.51%[5]	**1**	1
SE Bonds	БО-П03	11.2015[3]	10.2035[1]	1	0.51%[5]	–	–
SE Bonds	БО-П05	06.2016[3]	06.2036[1]	5	0.51%[5]	–	–
Convertible Bonds	C-01	02.2017[3]	02.2032[1]	69	0.51%[5]	**2**	2
PJSC Bashneft SE Bonds:							
Bonds	04[6]	02.2012	02.2022	10	7.00%[5]	–	–
Bonds	06, 08	02.2013	01.2023[1]	15	7.70%[5]	**15**	15
Bonds	07, 09	02.2013	01.2023	15	6.30%[5]	**16**	16
SE Bonds	БО-06, БО-08	05.2016	04.2026	15	10.90%[5]	**16**	16
SE Bonds	БО-09	10.2016	10.2026	5	9.30%[5]	**5**	5
SE Bonds	БО-10	12.2016	12.2026	5	9.50%[5]	**5**	5
SE Bonds	001P-01R	12.2016	12.2024[1]	10	9.50%[5]	**10**	10
SE Bonds	001P-02R	12.2016	12.2023[1]	10	9.50%[5]	**10**	10
SE Bonds	001P-03R	01.2017	01.2024[1]	5	9.40%[5]	**5**	5
Total long-term RUB bonds						**581**	548

[1] Early repurchase at the request of the bond holder is not allowed.

[2] Coupon payments every three months.

[3] Coupon payments at the maturity day.

[4] On the reporting date these issues are fully or partially used as an instrument for other borrowings under repurchasing agreement operations.

[5] For the coupon period effective as of December 31, 2020.

[6] As of December 31, 2020 part of issue early repurchased.

[7] As of December 31, 2020 bonds are matured.

30. Loans and borrowings and other financial liabilities (continued) Long-term loans and borrowings (continued) In 2020 the Company placed documentary fixed interest-bearing non-convertible long-term bonds with total value of RUB 43 billion. All of the bonds, excluding certain issues, allow early repurchase at the request of the bond holder as set in the respective offering documents. In addition, the issuer, at any time and at its discretion, may purchase/repay the bonds early with the possibility of subsequently placing the bonds in the market. Such purchase/repayment of the bonds does not constitute an early redemption. Corporate Eurobonds comprise the following: Coupon rate (%) Currency Maturity As of December 31, 2020 (unaudited) 2019 Eurobonds (Series 2) 4.199% US$ 2022 150 125 Eurobonds (Series 8) 7.250% US$ 2020 – 32 Total long-term Eurobonds 150 157 In 2020, the Company fully repaid Eurobonds (Series 8) of US$ 0.5 billion (RUB 31.6 billion at the CBR official exchange rate at the transaction date) assumed through the TNK-BP acquisition. In 2020 the Company continued to settle other long-term borrowings under repurchasing agreement operations and entered into new transactions. As of December 31, 2020, the liabilities of the Company under those operations amounted to the equivalent of RUB 1,494 billion at the CBR official exchange rate as of December 31, 2020. The Company’s own corporate bonds were used as an instrument for those operations. The Company is obliged to comply with a number of restrictive financial and other covenants contained in several of its loan agreements. Such covenants include maintaining certain financial ratios. As of December 31, 2020 and December 31, 2019 the Company was in compliance with all restrictive financial and other covenants contained in its loan agreements. Short-term loans and borrowings In 2020 the Company drew down funds under short-term fixed and floating rates loans from Russian and foreign banks. In 2020 the Company continued to meet its obligations in relation to other short-term borrowings in the form of repurchase operations and entered into new transactions. As of December 31, 2020 the liabilities of the Company under those transactions amounted to the equivalent of RUB 56 billion (at the CBR official exchange rate as of December 31, 2020). Own corporate bonds were used as an instrument for those transactions. In 2020 the Company was current on all payments under loan agreements and interest payments. Liabilities related to derivative financial instruments Short-term liabilities related to derivative financial instruments mainly include liabilities related to cross-currency rate swaps. The Company enters into cross-currency rate swaps to sell US$. The transactions balance the currency of revenues and liabilities and reduce the overall interest rates on borrowings.

30. Loans and borrowings and other financial liabilities (continued)

Liabilities related to derivative financial instruments (continued)

The cross-currency rate swaps are recorded in the consolidated balance sheet at fair value. The measurement of the fair value of the transactions is based on a discounted cash flow model and consensus forecasts of foreign currency rates. The consensus forecasts include forecasts of the major international banks and agencies. The Bloomberg system is the main information source for the model.

Reconciliation of changes in liabilities arising from financing activities:

	Long-term loans and borrowings	Short-term loans and borrowings	Lease liabilities	Other long-term financial liabilities	Other short-term financial liabilities	Short-term liabilities related to derivative financial instruments	Total
As of January 1, 2019, including	3,252	778	27	139	162	33	4,391
Financing activities (cash flow)							
Proceeds/repayment of loans and borrowings	(147)	(288)	–	185	–	–	(250)
Interest paid	(221)	(19)	(12)	(8)	–	–	(260)
Repayment of other financial liabilities	–	–	(25)	–	(3)	(29)	(57)
Operating and investing activities (non-cash flow)							
Foreign exchange (gain)/loss	(204)	6	(5)	(29)	(1)	–	(233)
Offset of other financial liabilities	–	–	–	(160)	(12)	–	(172)
Acquisition of subsidiaries net of cash	–	2	–	–	–	–	2
Effect of initial application of IFRS 16 *Leases* as of January 1, 2019	–	–	103	–	–	–	103
Increase in lease liabilities	–	–	46	–	–	–	46
Finance expenses	222	16	12	11	–	–	261
Finance income	–	–	–	–	–	(3)	(3)
Reclassification	(113)	113	–	(22)	22	–	–
As of December 31, 2019	2,789	608	146	116	168	1	3,828
Financing activities (cash flow)							
Proceeds/repayment of loans and borrowings	**630**	**(174)**	**–**	**–**	**–**	**–**	**456**
Proceeds of other financial liabilities	**–**	**–**		**54**	**–**	**3**	**57**
Interest paid	**(197)**	**(15)**	**(12)**	**(10)**	**–**	**–**	**(234)**
Repayment of other financial liabilities	**–**	**–**	**(28)**	**(44)**	**(31)**	**–**	**(103)**
Operating and investing activities (non-cash flow)							
Foreign exchange (gain)/loss	**295**	**16**	**12**	**67**	**3**	**–**	**393**
Offset of other financial liabilities	**–**	**–**	**–**	**(160)**	**–**	**–**	**(160)**
Acquisition of interest in subsidiaries, net of cash acquired	**31**	**36**	**–**	**–**	**–**	**–**	**67**
Effect of initial application of IFRS 16 *Leases* as of January 1, 2019	**–**	**–**	**27**	**–**	**–**	**–**	**27**
Increase in lease liabilities	**204**	**12**	**12**	**12**	**–**	**11**	**251**
Finance expenses	**–**	**–**	**–**	**–**	**–**	**(2)**	**(2)**
Finance income	**–**	**–**	**–**	**–**	**28**	**–**	**28**
Reclassification	**(137)**	**137**	**–**	**21**	**(21)**	**–**	**–**
As of December 31, 2020 (unaudited)	**3,615**	**620**	**157**	**56**	**147**	**13**	**4,608**

31. Other current tax liabilities

Other short-term tax liabilities comprise the following:

	As of December 31,	
	2020 (unaudited)	**2019**
Mineral extraction tax	**133**	181
VAT	**99**	123
Excise duties	**32**	30
Property tax	**9**	9
Tax on additional income from production of hydrocarbons	**24**	31
Personal income tax	**2**	3
Other	**2**	2
Total other tax liabilities	**301**	379

32. Provisions

	Asset retirement obligations	Environmental remediation provision	Legal and tax claims and other provisions	Total
As of January 1, 2019, including	213	44	30	287
Non-current	*207*	*29*	*8*	*244*
Current	*6*	*15*	*22*	*43*
Provisions charged during the year (Note 40)	14	8	7	29
Increase/(decrease) in the liability resulting from:				
Changes in estimates	(1)	(2)	13	10
Change in the discount rate	81	1	–	82
Foreign exchange differences	(6)	–	(2)	(8)
Unwinding of discount	17	2		19
Utilization	(3)	(6)	(12)	(21)
As of December 31, 2019, including	315	47	36	398
Non-current	*309*	*31*	*3*	*343*
Current	*6*	*16*	*33*	*55*
Provisions charged during the year (Note 40)	**5**	**9**	**15**	**29**
Increase/(decrease) in the liability resulting from:				
Acquisition/(disposal) of subsidiaries (Note 7)	**(13)**	**(1)**	**(2)**	**(16)**
Changes in estimates	**(15)**		**1**	**(14)**
Changes in the discount rate	**83**	–	–	**83**
Foreign exchange differences	**13**	–	**6**	**19**
Unwinding of discount	**22**	**2**		**24**
Utilization	**(4)**	**(6)**	**(8)**	**(18)**
As of December 31, 2020 (unaudited), including	**406**	**51**	**48**	**505**
Non-current	***400***	***33***	***4***	***437***
Current	***6***	***18***	***44***	***68***

Asset retirement (decommissioning) obligations and Environmental remediation provision represent an estimate of the costs of liquidating oil and gas assets, the reclamation of sand pits, slurry ponds, and disturbed lands, and the dismantling of pipelines and power transmission lines. The budget for payments under asset retirement obligations is prepared on an annual basis. Depending on the current economic environment the Company's actual expenditures may vary from the budgeted amounts.

33. Prepayment on long-term oil and petroleum products supply agreements During 2013-2014 the Company entered into a number of long-term crude oil and petroleum products supply contracts which require the buyer to make a prepayment. The total minimum delivery volume under those contracts at inception approximated 400 million tonnes. The crude oil and petroleum product prices are based on current market prices. The prepayments are settled through physical deliveries of crude oil and petroleum products. Deliveries of oil and petroleum products that reduce the prepayment amounts commenced in 2015. The Company considers these contracts to be regular-way contracts. 2020 (unaudited) 2019 As of January 1 1,082 1,426 Received 1,004 – Reclassified (28) – Settled (300) (344) Total prepayment on long-term oil and petroleum products supply agreements 1,758 1,082 Less current portion (357) (332) Long-term prepayment as of December 31 1,401 750 The amounts settled under these contracts were RUB 300 billion and RUB 344 billion (US$ 6.23 billion and US$ 7.08 billion at the CBR official exchange rate at the prepayment dates, the prepayments are not revalued at each balance sheet date) for 2020 and 2019, respectively. 34. Other non-current liabilities Other non-current liabilities comprise the following: As of December 31, 2020 (unaudited) 2019 Joint project liabilities 2 1 Liabilities for investing activities 3 3 Liabilities for joint operation contracts in Germany 32 25 Operating liabilities of subsidiary banks 7 38 Other 7 6 Total other non-current liabilities 51 73 35. Pension benefit obligations Defined contribution plans The Company makes payments to the State Pension Fund of the Russian Federation. These payments are calculated by the employer as a percentage of salary expense and are expensed as accrued. The Company also maintains a defined contribution corporate pension plan to finance the non-state pensions of its employees.

35. Pension benefit obligations (continued) Defined contribution plans (continued) Pension contributions recognized in the consolidated statement of profit or loss were as follows: 2020 (unaudited) 2019 State Pension Fund 73 63 JSC NPF Evolution 11 12 Total pension contributions 84 75 36. Shareholders’ equity Ordinary shares As of December 31, 2020 (unaudited) As of December 31, 2019 mln shares bln RUB mln shares bln RUB Issued and fully paid shares with par value of RUB 0.01 each 10,598 0.6 10,598 0.6 Treasury shares (1,098) (370) – – Outstanding shares 9,500 10,598 During 2020 the Company acquired 80,988,983 treasury shares (including in form of global depositary receipts) in the amount of RUB 28.1 billion under the share buyback program. As a part of the transaction on disposal of assets in Venezuela (Note 7) the Company received 1,017,425,000 treasury shares valued at quoted price on the transaction date (April 30, 2020) in the amount of RUB 341.5 billion. Dividends The dividends are distributed from the net profit of PJSC Rosneft Oil Company calculated in compliance with the current legislation of the Russian Federation. On June 4, 2019 the Annual General Shareholders’ Meeting approved dividends on the Company’s common shares for 2018 in the amount of RUB 11.33 per share. On September 30, 2019 the Extraordinary Shareholders’ Meeting approved interim dividends on the Company’s common shares for the first half of 2019 in the amount of RUB 15.34 per share. Dividends to third party shareholders of Rosneft Dividends to non-controlling shareholders of subsidiaries Total Dividends payable as of January 1, 2019 1 – 1 Dividends declared for 2018 120 73 193 Interim dividends declared for the first half of 2019 163 26 189 Dividends paid during the year (283) (99) (382) Dividends payable as of December 31, 2019 1 – 1

36. Shareholders’ equity (continued) Dividends (continued) On June 2, 2020 the Annual General Shareholders’ Meeting approved dividends on the Company’s common shares for 2019 in the amount of RUB 18.07 per share. Dividends to third party shareholders of Rosneft Dividends to non-controlling shareholders of subsidiaries Total Dividends payable as of January 1, 2020 (unaudited) 1 – 1 Dividends declared for 2019 172* 52 224 Interim dividends declared for the first half of 2020 – 11 11 Dividends paid during the year (172) (63) (235) Dividends payable as of December 31, 2020 (unaudited) 1 – 1 * Including dividends declared to shareholders which are Rosneft subsidiaries, the amount was RUB 192 billion. 37. Fair value of financial instruments The fair value of financial assets and liabilities is determined as follows: • The fair value of financial assets and liabilities quoted on active liquid markets is determined in accordance with market prices; • The fair value of other financial assets and liabilities is determined in accordance with generally accepted models and is based on discounted cash flow analysis that relies on prices used for existing transactions in the current market; • The fair value of derivative financial instruments is based on market quotes. In illiquid and highly volatile markets fair value is determined on the basis of valuation models that rely on assumptions confirmed by observable market prices or rates as of the reporting date. The Company uses the following hierarchy to determine and disclose the fair value of financial instruments, depending on the valuation methodology • Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities; • Level 2: methodologies in which all inputs that significantly affect the fair value are directly or indirectly observable in the open market; • Level 3: techniques which use inputs which have a significant effect on the fair value that are not based on the data observable in the open market.

37. Fair value of financial instruments (continued) Assets and liabilities of the Company that are measured at fair value on a recurring basis in accordance with the fair value hierarchy are presented in the table below. Fair value measurement as of December 31, 2020 (unaudited) Level 1 Level 2 Level 3 Total Assets Current assets Financial assets at fair value through other comprehensive income 80 304 33 417 Financial assets at fair value recognized in profit or loss – 16 – 16 Derivative financial instruments – – – – Non-current assets Financial assets at fair value through other comprehensive income 10 – 27 37 Financial assets at fair value recognized in profit or loss – 145 1 146 Total assets measured at fair value 90 465 61 616 Liabilities Derivative financial instruments – (13) – (13) Total liabilities measured at fair value – (13) – (13) The fair value of financial assets at fair value through other comprehensive income, financial assets at fair value through profit or loss and derivative financial instruments included in Level 2 is measured at the present value of future estimated cash flows, using inputs such as market interest rates and market quotes of forward exchange rates. The carrying value of cash and cash equivalents and derivative financial instruments recognized in these consolidated financial statements equals their fair value. The carrying value of accounts receivable and accounts payable, loans issued, other financial assets and other financial liabilities recognized in these consolidated financial statements approximates their fair value. Financial assets measured at fair value through other comprehensive income in Level 3 are investments in shares of non-listed companies that are measured on the basis of information not observable in the market. The fair value of investments in unquoted equity instruments was determined using the adjusted net assets method. There were no significant changes in fair value during the reporting period. There were no transfers of financial assets and liabilities between levels during the reporting period. Carrying value Fair value (Level 2) As of December 31, As of December 31, 2020 (unaudited) 2019 2020 (unaudited) 2019 Financial liabilities Financial liabilities at amortized cost: Loans and borrowings with a variable interest rate (2,964) (2,230) (2,876) (2,148) Loans and borrowings with a fixed interest rate (1,271) (1,167) (1,313) (1,170) Lease liabilities (157) (146) (169) (143)

38. Related party transactions For the purpose of these consolidated financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. Related parties comprise major shareholders and companies under their control (including enterprises directly or indirectly controlled by the Russian Government), associates and joint ventures, key management and pension funds (Note 35). Related parties may enter into transactions which unrelated parties might not, and transactions between related parties may not be entered on the same terms as transactions between unrelated parties. The disclosure of related party transactions is presented on an aggregate basis for major shareholders and companies under their control, joint ventures and associates, and non-state pension funds. In addition, there may be additional disclosures of certain significant transactions (balances and turnovers) with certain related parties. In the course of its ordinary business, the Company enters into transactions with other companies controlled by the Russian Government. In the Russian Federation, electricity and transport tariffs are regulated by the Federal Antimonopoly Service, an authorized governmental agency of the Russian Federation. Bank loans are recorded based on market interest rates. Taxes are accrued and paid in accordance with applicable tax law. The Company sells crude oil and petroleum products to and purchases crude oil and petroleum products from related parties in the ordinary course of business at prices close to average market prices. Transactions with major shareholders and companies under their control Revenues and income 2020 (unaudited) 2019 Oil, gas, petroleum products and petrochemicals sales 603 732 Support services and other revenues 2 2 Finance income 19 21 Other income 8 4 632 759 Costs and expenses 2020 (unaudited) 2019 Production and operating expenses 23 17 Cost of purchased oil, gas, petroleum products and refining costs 52 58 Transportation costs and other commercial expenses 435 481 Other expenses 10* 9 Financial expenses 52 52 572 617 * Including effect of acquisitions and disposals of subsidiaries and shares in joint operations (Note 7).

38. Related party transactions (continued) Transactions with major shareholders and companies under their control (continued) Other operations 2020 (unaudited) 2019 Acquisition of subsidiaries and interest in associates (Note 7) (8) (1) Purchase of other long-term financial assets (30) – Loans received 922 140 Loans repaid (470) (412) Loans and borrowings issued (2) (42) Repayment of loans and borrowings issued 2 37 Deposits placed (92) (33) Deposits repaid – 96 Settlement balances As of December 31, 2020 (unaudited) 2019 Assets Cash and cash equivalents 467 88 Accounts receivable 166 100 Prepayments and other current assets 44 44 Other financial assets 376 225 1,053 457 Liabilities Accounts payable and accrued liabilities 372 279 Loans and borrowings and other financial liabilities 858 443 1,230 722 Transactions with joint ventures Revenues and income 2020 (unaudited) 2019 Oil, gas, petroleum products and petrochemicals sales 19 18 Support services and other revenues 4 4 Finance income 3 21 Other income 2 12 28 55 Costs and expenses 2020 (unaudited) 2019 Production and operating expenses 2 5 Cost of purchased oil, gas, petroleum products and refining costs 181 312 Transportation costs and other commercial expenses 15 8 Other expenses 1 – Finance expenses 2 1 201 326

38. Related party transactions (continued) Transactions with joint ventures (continued) Other operations 2020 (unaudited) 2019 Loans received 36 54 Loans repaid (22) (25) Loans and borrowing issued (6) (9) Repayment of loans and borrowings issued 2 5 Settlement balances As of December 31, 2020 (unaudited) 2019 Assets Accounts receivable 9 9 Prepayments and other current assets 2 1 Other financial assets 3 21 14 31 Liabilities Accounts payable and accrued liabilities 110 244 Loans and borrowings and other financial liabilities 54 23 164 267 Transactions with associates Revenues and income 2020 (unaudited) 2019 Oil, gas, petroleum products and petrochemicals sales 316 354 Support services and other revenues 1 4 Finance income 3 3 Other income 5 – 325 361 Costs and expenses 2020 (unaudited) 2019 Production and operating expenses 2 22 Cost of purchased oil, gas, petroleum products and refining costs 23 108 Transportation costs and other commercial expenses 2 2 Other expenses – 3 Finance expenses 8 7 35 142

38. Related party transactions (continued) Transactions with associates (continued) Other operations 2020 (unaudited) 2019 Loans received 63 122 Loans repaid (183) (168) Loans and borrowing issued – (43) Repayment of loans and borrowings issued – 41 Settlement balances As of December 31, 2020 (unaudited) 2019 Assets Accounts receivable 71 91 Prepayments and other current assets 1 – Other financial assets 3 11 75 102 Liabilities Accounts payable and accrued liabilities 22 35 Loans and borrowings and other financial liabilities 159 232 181 267 Transactions with non-state pension funds Costs and expenses 2020 (unaudited) 2019 Other expenses 11 12 Settlement balances As of December 31, 2020 (unaudited) 2019 Liabilities Accounts payable and accrued liabilities 1 2 1 2 Compensation to key management personnel For the purpose of these consolidated financial statements key management personnel include members of the Management Board of PJSC Rosneft Oil Company and members of the Board of Directors. Short-term gross benefits of the Management Board members, taking into account personnel rotation, including payroll, bonuses, compensation payments and personal income tax totaled RUB 3,531 million and RUB 3,570 million in 2020 and 2019, respectively (social security fund contributions, which are not Management Board members’ income, totaled RUB 520 million and RUB 513 million, respectively). Short-term gross benefits for 2020 are disclosed in accordance with the Russian securities law on information disclosure.

38. Related party transactions (continued)

Compensation to key management personnel (continued)

On June 2, 2020, the Annual General Shareholders Meeting approved remuneration to the following members of the Company's Board of Directors for the period of their service in the following amounts: Mr. Gerhard Schröder – US$ 600,000 (RUB 41.8 million at the CBR official exchange rate on June 2, 2020); Mr. Hamad Rashid Al-Mohannadi – US$ 530,000 (RUB 36.9 million at the CBR official exchange rate on June 2, 2020); Mr. Faisal Alsuwaidi – US$ 530,000 (RUB 36.9 million at the CBR official exchange rate on June 2, 2020); Mr. Matthias Warnig – US$ 580,000 (RUB 40.4 million at the CBR official exchange rate on June 2, 2020); Mr. Oleg Viyugin – US$ 560,000 (RUB 39.0 million at the CBR official exchange rate on June 2, 2020); Mr. Rudloff Hans-Joerg – US$ 580,000 (RUB 40.4 million at the CBR official exchange rate on June 2, 2020). Remuneration does not include compensation of travel expenses. No remuneration was paid to members of the Board of Directors who are state officials (Andrey Belousov and Alexander Novak) or to Mr. Igor Sechin, the Chairman of the Management Board, for their Board of Directors service.

On June 4, 2019, the Annual General Shareholders Meeting approved remuneration to the following members of the Company's Board of Directors for the period of their service in the following amounts: Mr. Gerhard Schröder – US$ 600,000 (RUB 39.3 million at the CBR official exchange rate on June 4, 2019); Mr. Faisal Alsuwaidi – US$ 530,000 (RUB 34.7 million at the CBR official exchange rate on June 4, 2019); Mr. Matthias Warnig – US$ 580,000 (RUB 38.0 million at the CBR official exchange rate on June 4, 2019); Mr. Oleg Viyugin – US$ 560,000 (RUB 36.7 million at the CBR official exchange rate on June 4, 2019); Mr. Ivan Glasenberg – US$ 530,000 (RUB 34.7 million at the CBR official exchange rate on June 4, 2019); Mr. Rudloff Hans-Joerg – US$ 580,000 (RUB 38.0 million at the CBR official exchange rate on June 4, 2019). Remuneration does not include compensation of travel expenses. No remuneration was paid to members of the Board of Directors who are state officials (Andrey Belousov and Alexander Novak) or to Mr. Igor Sechin, the Chairman of the Management Board, for their Board of Directors service.

39. Key subsidiaries

Name	Country of incorporation	Core activity	2020 (unaudited) Total shares %	2020 (unaudited) Voting shares %	2019 Total shares %	2019 Voting shares %
Exploration and production						
JSC Samotlorneftegaz	Russia	Oil and gas development and production	**100.00**	**100.00**	100.00	100.00
LLC RN-Yuganskneftegaz	Russia	Oil and gas production operator services	**100.00**	**100.00**	100.00	100.00
PJSOC Bashneft	Russia	Oil and gas development and production	**60.33**	**70.93**	60.33	70.93
JSC Taymyrneftegaz	Russia	Oil and gas development and production	**90.00**	**90.00**	–	–
Vostok Oil LLC	Russia	Oil and gas development and production	**90.00**	**90.00**	–	–
Refining, marketing and distribution						
JSC RORC	Russia	Petroleum refining	**100.00**	**100.00**	100.00	100.00
JSC ANKHK	Russia	Petroleum refining	**100.00**	**100.00**	100.00	100.00
JSC NK NPZ	Russia	Petroleum refining	**100.00**	**100.00**	100.00	100.00
LLC RN-Komsomolskiy NPZ	Russia	Petroleum refining	**100.00**	**100.00**	100.00	100.00
JSC SNPZ	Russia	Petroleum refining	**100.00**	**100.00**	100.00	100.00
JSC ANPZ VNK	Russia	Petroleum refining	**100.00**	**100.00**	100.00	100.00
JSC KNPZ	Russia	Petroleum refining	**100.00**	**100.00**	100.00	100.00
LLC RN-Tuapse OR	Russia	Petroleum refining	**100.00**	**100.00**	100.00	100.00
LLC RN-Bunker	Russia	Marketing and distribution	**100.00**	**100.00**	100.00	100.00
LLC RN-Aero	Russia	Marketing and distribution	**100.00**	**100.00**	100.00	100.00
LLC RN-Commerce	Russia	Marketing and distribution	**100.00**	**100.00**	100.00	100.00
LLC RN-Trade	Russia	Investing activity	**100.00**	**100.00**	100.00	100.00
Rosneft Deutschland GmbH	Germany	Marketing and distribution	**100.00**	**100.00**	100.00	100.00
Other						
JSC RN Holding	Russia	Holding company	**100.00**	**100.00**	100.00	100.00
Bank RRDB (JSC)	Russia	Banking	**98.34**	**98.34**	98.34	98.34
LLC RN-GAZ	Russia	Holding company	**100.00**	**100.00**	100.00	100.00
Rosneft Singapore Pte. Ltd.	Singapore	Holding company	**100.00**	**100.00**	100.00	100.00
LLC RN-Foreign Projects	Russia	Holding company	**100.00**	**100.00**	100.00	100.00
Rosneft Holdings LTD S.A.	Luxemburg	Holding company	**100.00**	**100.00**	100.00	100.00
TOC Investments Corporation Limited	Cyprus	Other services	**100.00**	**100.00**	100.00	100.00

40. Contingencies Russian business environment Despite of the measures undertaken by the Government of Russian Federation aimed at supporting liquidity and facilitating refinancing of foreign loans of Russian banks and companies, uncertainty in relation to the access to capital markets and cost of capital for the Company continues. This uncertainty can influence financial condition, results of operations and economic perspectives of the Company. The Company is not able to significantly influence overall economic situation in the country. However in the case of negative impact driven by changes of the situation in the country, it will undertake all the necessary measures to minimize negative consequences on its financial condition and operating results. The Company also has investments in subsidiaries, associates and joint ventures and advances issued to counterparties operating in foreign jurisdictions. Besides commercial risks being a part of any investment operation, assets in a number of regions of the Company’s activities also bear political, economic and tax risks which are analyzed by the Company on a regular basis. Since the beginning of March 2020, the world markets are experiencing a significant decline in oil demand and oil prices, in particular as a result of COVID-19 pandemic. Russian ruble value has fallen significantly against the major world currencies. Should these factors continue in the long-term, it will continue to have a significant impact on the Company’s financial position, cash flows and results of operations. Guarantees and indemnities issued An unconditional unlimited guarantee issued in 2013 in favor of the Government and municipal authorities of Norway is effective in respect of the Company’s operations on the Norwegian continental shelf. That guarantee fully covers all potential ongoing environmental liabilities of RN Nordic Oil AS. A parent company guarantee is required by Norwegian legislation and is an essential condition for licensing the operations of RN Nordic Oil AS on the Norwegian continental shelf jointly with Equinor (until July 2018 – Statoil ASA). The Company’s agreements with Eni S.p.A and Equinor (until July 2018 – Statoil ASA) under the Russian Federation shelf exploration program contain mutual guarantees provided in 2013 that are unconditional, unlimited and open-ended. In 2015 in accordance with the cooperation agreement on difficult to extract oil reserves with Equinor (until July 2018 – Statoil ASA), both parties issued parent guarantees on the discharging of the mutual liabilities of their related parties. These guarantees are unconditional, unlimited and open-ended. In 2018, as part of the operating activities of Rosneft, unconditional irrevocable guarantees were issued in favor of the Government of the Republic of Mozambique providing the coverage of potential liabilities for geological exploration on the Mozambique continental shelf (4 years). Legal claims Rosneft and its subsidiaries are involved in litigations which arise from time to time in the course of their business activities. Management believes that the ultimate results of these litigations will not materially affect the performance or financial position of the Company. Reliably estimated probable obligations were recognized within provisions in the Consolidated financial statements of the Company (Note 32).

40. Contingencies (continued) Taxation Legislation and regulations regarding taxation in Russia continue to evolve. Various legislative acts and regulations are not always clearly written, and their interpretation is subject to the opinions of the taxpayers, and local, regional, and national tax authorities, and the Ministry of Finance of the Russian Federation. Instances of inconsistent opinions are not unusual. In Russia, tax returns remain open and subject to inspection for a period of up to three years. The fact that a year has been reviewed does not close that year, or any tax return applicable to that year, from further review during the period of three calendar years preceding the year when the inspection started. In accordance with Russian tax legislation, if an understatement of a tax liability is detected as a result of an inspection, penalties and fines to be paid might be material in respect of the tax liability misstatement. During the reporting period, the tax authorities continued their inspections of some of Rosneft subsidiaries for 2015-2019. The Company’s management does not expect the outcome of the inspections to have a material impact on the Company’s consolidated financial position or results of operations. As part of the new regime for fiscal control over the pricing of related party transactions, the Company and the Federal Tax Service signed a number of pricing agreements from 2012 to 2020 with respect to the taxation of oil sales and refining transactions in Russia. The Company believes that transfer pricing risks in relation to intragroup transactions during the twelve months ended December 31, 2020 and earlier will not have a material effect on its financial position or results of operations. The Company follows the rules of tax legislation on de-offshorization, including income tax rules for controlled foreign companies to calculate its current and deferred income tax estimates. Overall, management believes that the Company has paid and accrued all taxes that are applicable. For taxes where uncertainty exists, the Company has accrued tax liabilities based on management’s best estimate of the probable outflow of resources that will be required to settle these liabilities. Capital commitments The Company and its subsidiaries are engaged in ongoing capital projects for the exploration and development of production facilities and the modernization of refineries and the distribution network. The budgets for these projects are generally set on an annual basis. The total amount of contracted but not yet delivered goods and services related to the construction and acquisition of property, plant and equipment amounted to RUB 668 billion and RUB 762 billion as of December 31, 2020 (unaudited) and 2019, respectively. Commitments of the Company that it has relating to its joint ventures amount up to RUB 20 billion and RUB 15 billion as of December 31, 2020 (unaudited) and 2019, respectively. The Company has various lease contracts that have not yet commenced as at December 31, 2020. The future lease payments for these non-cancellable lease contracts are RUB 1 billion within one year, RUB 18 billion within five years and RUB 63 billion thereafter.

40. Contingencies (continued) Environmental liabilities The Company periodically evaluates its environmental liabilities pursuant to environmental regulations. Such liabilities are recognized in the consolidated financial statements as and when identified. Potential liabilities, which could arise as a result of changes in existing regulations or the settlement of civil litigation, or as a result of changes in environmental standards, cannot be reliably estimated but may be material. With the existing system of control, management believes that there are no material liabilities for environmental damage other than those recorded in these consolidated financial statements. Risks and opportunities associated with climate change Within the framework of its corporate risk management and internal control systems, the Company on an annual basis identifies and evaluates risks and opportunities related to climate change impact on its business activities. In the process of investment decision making, the risks associated with health, safety and environment (HSE), ecology, and climate change are analyzed. For large projects, the analysis of the alignment with the Company’s strategic goals, environmental standards and requirements of the Russian and international legislation is performed, as well as the analysis and assessment of external risks related to the impact on the environment (changes in legislation, changes in technologies, market risks, reputation risks, etc.). In addition, the risks and opportunities associated with climate change and the transition to low-carbon energy are considered in the Company’s strategic management and business planning processes (especially for projects located in climate-sensitive regions: marine projects, Arctic projects, etc.) as well as for of the global energy developments scenario planning. Other matters Due to the pollution of oil in the trunk pipeline “Druzhba” in April 2019 a number of claims from the customers were submitted to PJSC “Rosneft Oil Company”, stating that the supplied oil contains substantially exceeded maximum permitted levels of organochlorine compounds (compared to levels determined by the relevant technical regulations and standards). At the same time, PJSC “Rosneft Oil Company” delivered oil to the system of oil trunk pipelines of PJSC “Transneft” in compliance with the requirements of technical regulations and standards. Also, the Company received claims from the customers who were not delivered the contracted amounts of oil due to the oil pumping interruption in the trunk oil pipeline “Druzhba” resulting from the contamination. Currently the Company is working with foreign customers and PJSC “Transneft” on the settlement of claims. Calculation of losses incurred by PJSC “Rosneft Oil Company” can be finalized after the completion of the comprehensive assessment of the impact of the incident on the Company’s activities (including the forced reduction in oil production due to the reduced oil intake into the system of PJSC “Transneft”), obtaining a complete and documentary supported claims from all counterparties and their re-submission to PJSC “Transneft” for compensation.